Exhibit 99.1

GOLD ROYALTY CORP.

Notice of Annual GENERAL Meeting

and Management information Circular

Date and Time:	February 9, 2022 at 4:00 p.m. (Vancouver time)

Place:	1000 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia, Canada

December 14, 2021

These materials are important and require your immediate attention. They require shareholders of Gold Royalty Corp. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to your shares, please contact Gold Royalty Corp.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	i
MANAGEMENT INFORMATION CIRCULAR	1
VOTING INFORMATION	1
Solicitation of Proxies	1
Record Date	2
Quorum and Approval	2
Appointment of Proxyholders	2
Revocability of Proxy	2
Voting of Shares and Proxies and Exercise of Discretion by Designated Persons	3
Voting by Non-Registered Holders	3
UNITED STATES SHAREHOLDERS	4
DEFINITIONS	5
VOTING AND PROXIES: QUESTIONS AND ANSWERS	7
THE MEETING	9
2021 Compensation at a Glance	10
2021 Corporate Governance at a Glance	11
VOTING SECURITIES AND PRINCIPAL HOLDERS	12
ELECTION OF DIRECTORS	12
Director Qualifications and Experience	15
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	16
MANAGEMENT CONTRACTS	17
APPOINTMENT OF AUDITOR	17
STATEMENT OF EXECUTIVE COMPENSATION	17
Compensation Philosophy and Objectives	17
Elements of Compensation	18
The Peer Group	19
Target Pay Mix	20
Anticipated Changes to Compensation Policies and Practices	24
Compensation Consultants	24
Executive Compensation Clawback Policy	25
Compensation Risk Management	25
Summary Compensation Table	26
Performance Graph	27
Outstanding Share-based Awards and Option-based Awards for NEOs	28
Incentive Plan Awards - Value Vested or Earned During the Year for NEOs	29
Pension Plan Benefits	29
Termination and Change of Control Benefits	29
Employment Agreements	29
Termination and Change of Control	31
New Employment Agreements Effective January 2022	31
Director Compensation	33
Outstanding Share-based Awards and Option-based Awards for Directors	34
Incentive Plan Awards - Value Vested or Earned During the Year for Directors	35
Director Compensation for Fiscal 2022	35
Legacy Incentive Plan	36
Long-Term Incentive Plan	37
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	41
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	41

CORPORATE GOVERNANCE	42
Board of Directors	42
Other Public Company Directorships	44
Board Tenure and Renewal	44
Board Mandate	45
Diversity and Inclusion	45
Environment, Sustainability and Corporate Social Responsibility	46
Risk Management	46
Position Descriptions	47
Orientation and Continuing Education	47
Code of Business Conduct and Ethics	48
Whistleblower Policy	48
Nomination of Directors	48
Majority Voting Policy	49
Board Assessments	49
Share Ownership Requirement	50
Committees of the Board	50
Audit Committee	50
Nominating and Corporate Governance Committee	52
Compensation Committee	53
Other Committees of the Board of Directors	54
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	54
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	54
REGISTRAR AND TRANSFER AGENT	55
OTHER BUSINESS	55
ADDITIONAL INFORMATION	55
SHAREHOLDER PROPOSALS	55
SHAREHOLDER NOMINATIONS	55
APPROVAL OF INFORMATION CIRCULAR	56

 NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 9, 2022

TO: The shareholders of Gold Royalty Corp. (the “Company”)

NOTICE IS HEREBY GIVEN that our annual general meeting of shareholders will be held at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada, on Wednesday, February 9, 2022, at 4:00 p.m. (Vancouver time) (the “Meeting”), for the following purposes:

1.	Financial Statements: to receive and consider our financial statements for the financial year ended September 30, 2021, together with the accompanying auditor’s report;

2.	Election of Directors: to elect directors for the Company for the ensuing year as set forth in the Company’s Management Information Circular relating to the Meeting (the “Information Circular”);

3.	Appointment of Auditor: to appoint PricewaterhouseCoopers LLP as auditor for the Company for the ensuing year and to authorize our directors to fix the remuneration to be paid to our auditor for the ensuing year; and

4.	Other Business: to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Pursuant to an exemption obtained by the Company under the Canada Business Corporations Act, the Company is using notice-and-access to provide shareholders with electronic access to the Notice of Meeting, Information Circular, audited annual financial statements of the Company for the year ended September 30, 2021 and the accompanying management’s discussion and analysis (collectively, the “Meeting Materials”), instead of mailing paper copies. The Meeting Materials are available on the Company’s website at www.goldroyalty.com and under the Company’s profile on www.sedar.com. The use of the notice-and-access provisions reduces costs to the Company.

To request a paper copy of the Meeting Materials by mail or to receive additional information about notice-and-access, please call the Company toll free at 1-833-396-3066 (extension 609). There is no cost to you for requesting a paper copy of the Meeting Materials. Any Shareholder wishing to request a paper copy of the Meeting Materials should do so by 4:00 p.m. (Vancouver time) on January 31, 2022, in order to receive and review the Meeting Materials and submit their vote by 4:00 p.m. (Vancouver time) on February 7, 2022, as set out in the proxy or voting instruction form accompanying this Notice. Please retain the proxy or voting instruction form accompanying this Notice as another will not be sent.

The Company’s board of directors has fixed December 13, 2021, as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment(s) or postponement(s) thereof. Each shareholder of record at the close of business on that date (a “Registered Shareholder”) is entitled to such notice and to vote at the Meeting in the circumstances set out in the Information Circular.

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Registered Shareholders are entitled to vote at the Meeting in person or by proxy. Registered Shareholders who are unable to attend the Meeting, or any adjournment(s) or postponement(s) thereof, are requested to complete, sign, date and return the proxy accompanying this Notice of Meeting in accordance with the instructions set out therein and in the Information Circular. A proxy will not be valid unless it is received by our transfer agent, TSX Trust Company, by mail at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention Proxy Department; by facsimile to 1-416-595-9593; or online with your 12-digit control number at www.voteproxyonline.com, by 4:00 p.m. (Vancouver time) on February 7, 2022, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The chairman of the Meeting has the discretion to accept proxies received after that time. Registered shareholders of the Company may also vote their proxies via the internet in accordance with the instructions provided in the proxy.

A “Non-registered Shareholder” being a person who is not a Registered Shareholder in respect of Shares which are held on behalf of that person, who received a voting instruction form accompanying this Notice through a broker or other intermediary must deliver the voting instruction form in accordance with the instructions provided by such intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting. Non-registered Shareholders must make additional arrangements through such intermediary to vote in person at the Meeting.

The Company is continuing to monitor the potential impact of the coronavirus (COVID-19) on the upcoming Meeting, and may, subject to applicable law, decide to forego the physical Meeting in favor of a virtual-only Meeting or some other alternative depending on the situation. In such event, shareholders will be notified by press release or other means with additional details as soon as reasonably practicable.

Shareholders are reminded to review the Meeting Materials prior to voting.

DATED at Vancouver, British Columbia, Canada, as of the 14th day of December, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF
GOLD ROYALTY CORP.

/s/ David Garofalo
David Garofalo
Chairman, Chief Executive Officer, President and Director

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MANAGEMENT INFORMATION CIRCULAR

December 14, 2021

This Management Information Circular (“Information Circular”) is being furnished to holders (“Shareholders”) of common shares (“Shares”) in the capital of Gold Royalty Corp. (the “Company”) in connection with the solicitation of proxies by the board of directors and management of the Company for use at the annual general meeting to be held at 4:00 p.m. (Vancouver time) on Wednesday, February 9, 2022, at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada, and any adjournment(s) or postponement(s) thereof (the “Meeting”) for the purposes set forth in the Notice of Meeting dated December 14, 2021 (the “Notice of Meeting”), which accompanies and is part of this Information Circular.

Pursuant to exemptions obtained by the Company under the Canada Business Corporations Act, the Company is using notice-and-access to provide Shareholders with electronic access to the Notice of Meeting, Information Circular, audited annual financial statements of the Company for the year ended September 30, 2021 and the accompanying management’s discussion and analysis (collectively, the “Meeting Materials”) pursuant to Canadian National Instrument 51-102 Continuous Disclosure Obligations (“National Instrument 51-102”) and Canadian National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“National Instrument 54-101”) of the Canadian Securities Administrators. Pursuant to notice-and-access provisions, registered and non-registered holders of Shares will be sent a notice package explaining how to access the Meeting Materials and containing a form of proxy or voting instruction form, as applicable and in each case with a supplemental mail list return box for shareholders to request they be included in the Company’s supplementary mailing list for receipt of the Company’s annual and interim financial statements for the 2022 financial year. The Meeting Materials are available on the Company’s website at www.goldroyalty.com and under the Company’s profile on www.sedar.com. Shareholders may contact the Company to request a paper copy of the Meeting Materials toll free at 1-833-396-3066 (extension 609).

The information contained in this Information Circular is given as of December 14, 2021, unless otherwise indicated. All dollar amounts set forth in this Information Circular are expressed in United States dollars, unless otherwise indicated.

VOTING INFORMATION

Solicitation of Proxies

The solicitation of proxies by management of the Company will be conducted by mail, using notice-and-access provisions, and may be supplemented by telephone or other personal contact, and such solicitation will be made without special compensation granted to the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Information Circular and related proxy materials to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Record Date

The board of directors of the Company has set the close of business on December 13, 2021, as the record date (the “Record Date”) for determining which Shareholders of the Company shall be entitled to receive notice of and to vote at the Meeting. Only Shareholders of record (“Registered Shareholders”) as of the Record Date are entitled to receive notice of and to vote at the Meeting.

Quorum and Approval

A quorum of Shareholders is required to transact business at the Meeting. Under the Company’s By-Laws, a quorum is one or more persons present and holding or representing by proxy not less than 33 1/3% of the total number of issued Shares of the Company having voting rights at the Meeting. We require a simple majority (50% plus 1) of the votes cast at the Meeting to approve all items of business, unless otherwise stated.

Appointment of Proxyholders

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each common share that such Shareholder held on December 13, 2021, on the resolutions to be voted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

A Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy. A Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy. In order to be voted, the completed form of proxy must be received by the Company or by our transfer agent, TSX Trust Company, by mail at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention Proxy Department; by facsimile to 1-416-595-9593; or online with your 12-digit control number at www.voteproxyonline.com, by 4:00 p.m. (Vancouver time) on February 7, 2022, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The time limit for the deposit of proxies may be waived by the board of directors at its discretion without notice.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocability of Proxy

Any Registered Shareholder who has returned a form of proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a form of proxy may be revoked by instrument in writing, including a form of proxy bearing a later date, executed by the Registered Shareholder or by his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney thereof. The instrument revoking the form of proxy must be deposited at the same address where the original form of proxy was delivered at any time up to and including the last business day preceding the date of the Meeting, or any adjournment(s) thereof, or with the Chairman of the Meeting on the date of the Meeting but prior to the commencement of the Meeting. A Shareholder who has submitted a form of proxy may also revoke it by attending the Meeting in person (or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending the Meeting) and registering with the scrutineer thereat as a Registered Shareholder present in person, whereupon such form of proxy shall be deemed to have been revoked. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the form of proxy. If the instructions as to voting indicated in the proxy are certain, the Shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions given in the form of proxy. If the Shareholder specifies a choice in the form of proxy with respect to a matter to be acted upon, then the Shares represented will be voted or withheld from the vote on that matter accordingly. The Shares represented by a form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If no choice is specified in the form of proxy with respect to a matter to be acted upon, the form of proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the Shares represented by the form of proxy in favour of each matter identified in the form of proxy, including the vote for the election of the nominee(s) to the board of directors and for the appointment of the independent auditor of the Company.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares on any matter, the Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

Voting by Non-Registered Holders

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the Intermediary is a participant. In accordance with the requirements set out in National Instrument 54-101, the Company has distributed copies of the Meeting Materials and form of proxy to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders and has posted the Meeting Materials on the Company’s website at www.goldroyalty.com and under the Company’s profile at www.sedar.com.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre-printed form. Sometimes, instead of a one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to National Instrument 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs.

These securityholder materials are being sent to both Registered Shareholders and Non-Registered Holders, using notice-and-access provisions. If you are a Non-Registered Holder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

UNITED STATES SHAREHOLDERS

This solicitation of proxies and voting instruction forms involves securities of a company located in Canada and is being effected in accordance with the corporate and securities laws of the province of British Columbia, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of British Columbia, Canada differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Canada Business Corporations Act, some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

DEFINITIONS

In this Information Circular, unless otherwise stated:

“Audit Committee” means the audit committee of the Company.

“Awards” means Options, PSUs, RSUs and DSUs that may be granted under the LTIP.

“Board” or “Board of Directors” means our board of directors.

“By-Laws” means the Amended and Restated By-Law No.1 of the Company.

“Compensation Committee” means the compensation committee of the Company.

“DSUs” means deferred share units that may be granted pursuant to the LTIP.

“Gold Royalty”, the “Company”, “we”, “us” and “our” means Gold Royalty Corp., as the context requires.

“Information Circular” means this management information circular.

“IPO” means the Company’s initial public offering in March 2021.

“Legacy Incentive Plan” means the Company’s equity incentive plan dated October 19, 2020, pursuant to which no further grants will be made.

“LTIP” means the Company’s long-term incentive plan dated March 7, 2021.

“Management Proxyholder” means David Garofalo, the Chief Executive Officer, President, Chairman and a director of the Company, or, failing him, Josephine Man, the Chief Financial Officer of the Company.

“Meeting” means our annual general meeting of Shareholders to be held on February 9, 2022, and any adjournment(s) or postponement(s).

“Meeting Materials” means collectively, the Notice of Meeting, Information Circular, audited annual financial statements of the Company for the year ended September 30, 2021 and the accompanying management’s discussion and analysis.

“Named Executive Officers” or “NEOs” means the individuals comprised of the Chief Executive Officer, the Chief Financial Officer and each of the other most highly compensated executive officers of the Company whose compensation for the most recently completed financial year exceeded $150,000.

“National Instrument 51-102” means Canadian National Instrument 51-102 – Continuous Disclosure Obligations.

“National Instrument 52-110” means Canadian National Instrument 52-110 – Audit Committees.

“National Instrument 54-101” means Canadian National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

“Nominating and Corporate Governance Committee” means the nominating and corporate governance committee of the Company.

“Notice” or “Notice of Meeting” means the notice of annual general meeting of Shareholders dated December 14, 2021, accompanying this Information Circular.

“NYSE American” means the NYSE American stock exchange.

“Options” means stock options to purchase Shares.

“Peer Group” means the peer group used for the purposes of benchmarking and determining compensation in respect of the 2021 fiscal year as more particularly set forth on page 19 hereof.

“PSUs” means performance share units that may be granted pursuant to the LTIP.

“Record Date” means December 13, 2021.

“Registered Shareholders” means Shareholders of record as of the Record Date.

“Restricted Shares” means restricted common shares of the Company granted pursuant to the Company’s Legacy Incentive Plan, and which are subject to cancellation if certain performance conditions are not met.

“RSUs” means restricted share units that may be granted pursuant to the LTIP.

“Share” means a common share of Gold Royalty.

“Shareholder” means an owner of a Share.

“STIP” means the short-term incentives component of the Company’s compensation program.

“Warrants” means warrants exercisable into Shares.

“$” means United States dollars and “C$” means Canadian dollars.

VOTING AND PROXIES: QUESTIONS AND ANSWERS

Q: Am I entitled to vote?

A: You are entitled to vote if you were a Registered Shareholder as of the close of business on December 13, 2021, which we refer to as the “Record Date”. If you acquire Shares after the close of business on the Record Date, you will not be entitled to vote those Shares at the Meeting.

Each Share entitles the holder to one vote. As at December 13, 2021, there were 133,825,590 Shares issued and outstanding.

Q: What am I voting on?

A: The following matters:

●	the election of directors to hold office until next year’s annual general meeting; and

●	the appointment of PricewaterhouseCoopers LLP, as the Company’s auditor for the ensuing year, at a remuneration to be fixed by the directors.

Q: How do I vote?

A: If you are a Registered Shareholder, you may vote by: (1) attending the Meeting in person and voting; (2) voting your proxy in accordance with the instructions provided in the form of proxy, including via mail, facsimile or online; or (3) completing and signing a form of proxy appointing someone to represent you and to vote your Shares at the Meeting. Completing, signing and returning a form of proxy will not prevent you from attending the Meeting in person.

Q: What if amendments are made to these matters or if other matters are brought before the Meeting?

A: If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy in the form enclosed, the person(s) named in it will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which properly come before the Meeting. If any other matter properly comes before the Meeting, the persons so named will vote on it in accordance with their judgment. As of the date of this Information Circular, our management does not know of any such amendment, variation or other matter expected to come before the Meeting.

Q: Who is soliciting my proxy?

A: Our management is soliciting your proxy. Solicitation of proxies will be primarily by mail. Proxies may also be solicited personally by our officers at nominal cost. The cost of this solicitation will be borne by us.

Q: If I deliver a proxy, who will vote my Shares?

A: David Garofalo (or, failing him, Josephine Man), has been named as the Management Proxyholder in the accompanying proxy and will represent the Shareholders at the Meeting that deliver proxies that do not name a different proxyholder.

You can appoint a person or company other than the Management Proxyholder to represent you at the Meeting. To do so, you must write the name of your chosen proxyholder in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint as proxyholder will attend the Meeting and is aware that his or her appointment has been made to vote your Shares and that he or she should present himself/herself to a representative of TSX Trust Company.

Q: What if my Shares are registered in more than one name or in the name of my company?

A: If your Shares are registered in more than one name, all those registered must sign the form of proxy. If your Shares are registered in the name of your company or any name other than yours, we may require that you provide documentation that proves you are authorized to sign the form of proxy.

Q: What if I plan to attend the Meeting and vote in person?

A: If you plan to attend the Meeting and wish to vote your Shares in person, you do not need to complete or return a form of proxy. Your vote will be taken and counted at the Meeting. Please register with the scrutineer when you arrive at the Meeting.

Q: What happens when I sign and return a form of proxy?

A: You will have given authority to whoever the proxy appoints as your proxyholder to vote, or withhold from voting, your Shares at the Meeting in accordance with the voting instructions you provide.

Q: What do I do with my completed form of proxy?

A: Return it to TSX Trust Company at the address set out below so that it arrives no later than 4:00 p.m. (Vancouver time) on February 7, 2022 or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned or postponed Meeting. The chair of the Meeting has the discretion to accept proxies received after the deadline.

Q: How will my Shares be voted if my proxy is in the enclosed form with no other person named as proxyholder?

A: The Management Proxyholder will vote or withhold from voting your Shares in accordance with your instructions.

In the absence of such instructions, your Shares will be voted FOR the election of the directors nominated by management, and FOR the appointment of PricewaterhouseCoopers LLP, as auditor.

Q: Can I revoke a proxy once it has been given?

A: Yes. If you are a Registered Shareholder as of the Record Date, you may revoke your proxy with an instrument in writing (which can be another proxy with a later date) and delivered to Computershare or our registered office, up to and including the last business day preceding the day of the Meeting (or any adjournment(s) or postponement(s)), or to the individual chairing the Meeting prior to the commencement of the Meeting or any adjournment(s) or postponement(s). Any written revocation must be duly executed by you or your attorney authorized in writing or, if you hold your Shares through a company, by an authorized officer.

Please note that your participation in person in a vote by ballot at the Meeting would automatically revoke any proxy you have given in respect of the item of business covered by that vote.

If you are not a Registered Shareholder, you must follow the instructions given to you by your Intermediary to revoke your voting instructions.

Q: What if I have further questions?

A: You can contact our transfer agent at:

TSX Trust Company

100 Adelaide Street West, Suite 301

Toronto, Ontario, Canada M5H 4H1

1-866-600-5869 (toll free)

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THE MEETING

The following is a summary of certain information contained in this Information Circular concerning the business that will be transacted at the Meeting and the matters that you will be asked to vote on. This summary is not intended to be complete. You should read the entire Information Circular carefully.

Presentation of Financial Statements

Our audited consolidated financial statements for the financial year ended September 30, 2021, and the accompanying auditor’s report will be presented to Shareholders at the Meeting, but no vote with respect to them is required or proposed to be taken. You will have an opportunity to ask questions about our consolidated financial statements at the Meeting.

Election of Directors

The Board is recommending electing six persons to the Board. Each of our directors is elected each year at the annual general meeting and holds office until the next annual general meeting, unless that director resigns or until that director sooner ceases to hold office. Effective at the Meeting, the Board fixed the number of directors of the Company at six. For further information on each nominee, see the section on page 12 entitled “Election of Directors”.

The Board recommends that you vote FOR each nominee standing for election.

Appointing the Auditor

The Board of Directors is proposing that PricewaterhouseCoopers LLP of Vancouver, Canada, be appointed as auditor for the ensuing year and at a remuneration to be fixed by the Board. Representatives of PricewaterhouseCoopers LLP are not expected to be present at the Meeting.

The Board recommends that you vote FOR the resolution appointing PricewaterhouseCoopers LLP, as our auditor and authorizing the Board to fix their remuneration.

Fiscal 2021 Highlights

The following section provides highlights on Gold Royalty’s performance, compensation and governance matters for its fiscal year ended September 30, 2021.

In fiscal 2021:

●	the Company completed its IPO in March 2021 for gross proceeds of $90 million;

●	the Company furthered its stated business plan by successfully completing the acquisitions of 191 royalty interests, including the completion of the Company’s acquisition of the outstanding shares of Ely Gold Royalties Inc. in August 2021 and the acquisition of five gold royalty interests in August 2021 on properties managed by Monarch Mining Corporation;

●	in addition, the Company announced that it had entered into an agreement to acquire the outstanding shares of Golden Valley Mines and Royalties Ltd. and Abitibi Royalties Inc. in September 2021, which acquisition was completed subsequent to the fiscal year end in November 2021; and

●	substantially diversified its portfolio to include royalties on 6 producing projects; 21 development-stage projects, 27 advanced-exploration stage projects and 137 exploration stage projects.

2021 Compensation at a Glance

The Company’s compensation program is designed to attract and retain top talent, as well as to align the interests of our executives with the long-term interests and value performance of our shareholders. Some of the compensation practices the Company employs to achieve its objectives include:

Compensation Committee Discretion – The Compensation Committee oversees the governance of the executive compensation program, and taking into consideration performance objectives and achievements, has the discretion to determine whether to award annual performance bonuses.	Page 25

Benchmarking to a Peer Group – The Compensation Committee selects a comparator peer group based on objective criteria to develop benchmarks for the Company’s compensation practices.	Page 19

Balanced Approach to Compensation – The Company believes in a balanced approach to compensation, with base salary, bonus and long-term compensation representing 15%, 18%, and 67%, respectively of total CEO compensation in 2021.	Page 20

Annual Bonus Tied to Performance – The Company ties annual bonuses and incentive payments to the achievement of performance objectives.	Page 20

Pay-for-Performance – The Company strongly aligns total compensation with shareholder return.	Page 20

Long-Term Compensation – Long-term compensation comprises a majority of compensation and is designed to reward achievements in long-term strategic objectives.	Page 23

Clawback Policy – The Company has adopted a clawback policy with respect to executive compensation.	Page 25

Risk Management – The Compensation Committee identifies, reviews and assesses risks associated with compensation practices.	Page 25

Independent Advice – The Company engages third-party compensation consultants to provide advice on the appropriateness and competitiveness of its compensation program.	Page 24

Employment Agreements – The Company has entered into employment agreements with all of its senior executives.	Page 29

“Double Trigger” Change of Control Severance – Gold Royalty has entered into employment agreements with senior executives that will become effective in January 2022, under which severance payments to senior executives are only triggered upon both a change of control of Gold Royalty and the termination of the senior executive.	Page 32

Benefits and Perquisites – Senior executive officers are entitled to benefits and perquisites as part of their compensation package.	Page 18

2021 Corporate Governance at a Glance

Gold Royalty is committed to good corporate governance, which promotes the long-term interests of the Company, including Shareholders. Information regarding the Company’s corporate governance practices is discussed throughout this Information Circular. The following are highlights of some of the Company’s governance practices:

Independence of the Board – Based on the nominees for election at the Meeting, 50% of the Board and 100% of key committees will be comprised of independent directors.	Page 42

Independent Lead Director – The Board has appointed an independent lead director.	Page 43

In Camera Meetings of the Board – Independent directors meet without management regularly.	Page 42

Board Mandate – Gold Royalty has adopted a comprehensive mandate for the Board.	Page 45

Majority Voting Policy – The Board has adopted a majority voting policy where, subject to its terms, any director who receives a greater number of votes “withheld” than votes “for” in an uncontested election must promptly tender their resignation from the Board.	Page 49

Diversity on the Board – Gold Royalty has adopted targets to have at least 30% of the Board be comprised of female directors by the annual meeting in 2025.	Page 45

Risk Management – The Board has oversight over, and ensures management identifies and manages risks of the business.	Page 46

Continuing Education – New directors are provided with orientation and education when they join the Board and are provided with ongoing education and updates on our operations and matters relevant to our business.	Page 47

Code of Conduct and Ethics – The Board has adopted a Code of Conduct and Ethics and is responsible for monitoring compliance with the Code.	Page 48

Whistleblower Policy – Gold Royalty has adopted a Whistleblower Policy, which allows for confidential and anonymous reporting of concerns or complaints.	Page 48

Regular Assessments – The Board is committed to regular assessments of its effectiveness.	Page 49

Share Ownership Requirements – The Company has adopted a share ownership policy, pursuant to which non-executive directors are required to hold Shares with a value equal to three times the amount of the annual retainer paid to them and senior executive officers are required to hold Shares with a value equal to three times the amount of the annual base salary paid to them.	Page 50

VOTING SECURITIES AND PRINCIPAL HOLDERS

Our authorized capital consists of an unlimited number of Shares and an unlimited number of preferred shares issuable in series. As of the close of business on December 13, 2021, there were a total of 133,825,590 Shares issued and outstanding and no preferred shares issued and outstanding. The Shares are the only shares entitled to be voted at the Meeting. Each Share entitles the holder to one vote. On a show of hands, every person present and entitled to vote at the Meeting will be entitled to one vote. On a ballot, every person present and entitled to vote will be entitled to one vote for each Share held.

Principal Holders of Shares

Other than as set out in the following table, to the knowledge of our directors and executive officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying 10% or more of the voting rights attached to all of the issued and outstanding Shares as at December 13, 2021:

Name	Number of Shares	Percentage of Outstanding Shares
GoldMining Inc.	20,000,000	14.9%

ELECTION OF DIRECTORS

The Board is recommending six persons (the “Nominees”) for election at the Meeting. Each of the six persons whose name appears below is proposed by the Board to be nominated for election as a director of Gold Royalty to serve until the next annual general meeting of the Shareholders or until the director sooner ceases to hold office. Each of Garnet Dawson and C.F. “Trey” Wasser has indicated that he will not be standing for re-election. As a result, the Board has fixed the number of directors of the Company at six directors, effective at the Meeting.

The following table sets forth the names and province or state and country of residence of the Nominees, all offices of Gold Royalty now held by the Nominees, the period of time for which each Nominee has been a director of Gold Royalty and the number of Shares, Warrants exercisable into Shares, Restricted Shares issued and outstanding under the Company’s Legacy Incentive Plan and Options to purchase Shares issued and outstanding under the Company’s LTIP, beneficially owned by the Nominees, directly or indirectly, or over which each Nominee exercises control or direction, as at the date hereof:

Name, Position, Province or State and Country of Residence	Principal Occupation or Employment for Past Five Years	Director Since	Securities Held(4) (#)
David Garofalo Chairman, Chief Executive Officer, President, and a Director British Columbia, Canada	Chairman, Chief Executive Officer, President and a Director of Gold Royalty Corp. since 2020. President and Chief Executive Officer of Goldcorp Inc., a gold mining company from 2016 to 2019. President and Chief Executive Officer of Hudbay Minerals Inc., a diversified mining company, from 2010 to 2015.	August 1, 2020	Shares: 153,333 Options: 600,000 Restricted Shares: 266,667(5) Warrants: 10,000
Warren Gilman(1)(2)(3) Independent Lead Director Hong Kong, China	Chairman and Chief Executive Officer of Queen's Road Capital Investment Ltd., a resource-focused investment company, since January 2020. Chairman and Chief Executive Officer of CEF Holdings Ltd., an investment holding company, from 2011 to 2019.	August 12, 2020	Shares: : 626,714 Options: 250,000 Restricted Shares: Nil Warrants: 100,000
Amir Adnani Director British Columbia, Canada	President and Chief Executive Officer of Uranium Energy Corp., a uranium mining and exploration company, since January 2005. Chairman of GoldMining Inc. since 2010. Chairman of Uranium Royalty Corp., a uranium royalty and streaming company, since August 2019.	November 20, 2020	Shares: 383,333(6) Options: 500,000 Restricted Shares: 666,667(5) Warrants: 25,000
Ken Robertson(1)(2)(3) Director British Columbia, Canada	Consultant for financial reporting and litigation support services since 2015. Director of Avcorp Industries Inc., a supplier of airframe structures, since 2017. Director of SAIS Limited (formerly Sarment Holding Limited), a technology services company, from March 2019 to July 2020. Director of Mountain Province Diamonds Inc., a diamond exploration and mining company, since June 2020.	November 20, 2020	Shares: 5,000 Options: 100,000 Restricted Shares: Nil Warrants: Nil

Name, Position, Province or State and Country of Residence	Principal Occupation or Employment for Past Five Years	Director Since	Securities Held(4) (#)
Alan Hair(1)(2)(3) Director Ontario, Canada	President and Chief Executive Officer of Hudbay Minerals Inc., a diversified mining company, from 2016 to 2019.	November 20, 2020	Shares: Nil Options: 100,000 Restricted Shares: Nil Warrants: Nil
Glenn Mullan Director Québec, Canada	President and Chief Executive Officer of Val-d'Or Mining Corporation, a junior mineral exploration company, since 2017, Executive Chairman of International Prospect Ventures Ltd., a junior mineral exploration company, since 2020 and President and Chief Executive Officer of Cleghorn Minerals Ltd., a junior mineral exploration company, since 2010. Former President, Chief Executive Officer and Chairman of Golden Valley Mines and Royalties Ltd., a junior mineral exploration company, from 2000 to 2021. Former Executive of the Chair of the board of directors of Abitibi Royalties Inc., a junior mineral exploration and royalty company, from 2010 to 2021.	November 5, 2021	Shares: 2,983,801 Options: 1,053,490 Restricted Shares: Nil Warrants: Nil

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	Includes Shares and Warrants directly and indirectly beneficially owned and controlled by the applicable director.
(5)	Restricted Shares are subject to cancellation if certain performance-based conditions are not met. See “Legacy Incentive Plan” on page 36 for more information.
(6)	Excludes 20,000,000 Shares held by GoldMining Inc., of which Mr. Adnani is the Chairman.

The following sets out the profiles of our Nominees for election at the Meeting:

David Garofalo, Chairman, Chief Executive Officer, President and Director. Mr. Garofalo has served as Chairman, Chief Executive Officer and President of the Company since August 1, 2020. Mr. Garofalo has worked in various leadership capacities in the natural resources sector over the last 30 years. Prior to joining the Company, he served as President, Chief Executive Officer and a director of Goldcorp Inc., a gold production company headquartered in Vancouver, until its sale to Newmont Corporation in April 2019. Prior to that, Mr. Garofalo served as President, Chief Executive Officer and a director of Hudbay Minerals Inc. from 2010 to 2015, where he presided over that company’s emergence as a leading metals producer. Previously, Mr. Garofalo held various senior executive positions with mining companies, including Senior Vice President, Finance and Chief Financial Officer and a director of Agnico-Eagle Limited from 1998 to 2010 and as treasurer and other various finance roles with Inmet Mining Corporation from 1990 to 1998. Mr. Garofalo was named Mining Person of the Year by The Northern Miner in 2012 and Canada’s Chief Financial Officer of the Year by Financial Executives International Canada in 2009. Mr. Garofalo holds a Bachelor of Commerce from the University of Toronto and is a Fellow of the Chartered Professional Accountants in British Columbia, Canada and a Certified Director of the Institute of Corporate Directors. He also serves on the boards of directors of the Vancouver Board of Trade and the Vancouver Symphony Orchestra.

Warren Gilman, Independent Lead Director. Mr. Gilman has served as a director of the Company since August 12, 2020 and serves as our independent lead director. Mr. Gilman is the Founder, Chairman and Chief Executive Officer of TSX Venture Exchange listed Queen’s Road Capital Investment Ltd., a leading financier to the global resource sector. From 2011 to 2019, Mr. Gilman was the Chairman and Chief Executive Officer of CEF Holdings Ltd., (“CEF”), a global mining investment company owned 50% by the Canadian Imperial Bank of Commerce (“CIBC”) and 50% by CK Hutchison Holdings Ltd., the Hong Kong listed flagship company of Mr. Li Ka-shing, one of Asia’s richest men. Prior to joining CEF, Mr. Gilman was the Vice Chairman of CIBC World Markets Inc., the investment banking subsidiary of CIBC. He was previously the Managing Director and Head of the Asia Pacific Region at CIBC for 10 years, where he was responsible for all of CIBC’s activities across Asia. Mr. Gilman, a mining engineer, also co-founded CIBC’s Global Mining Group. During his 26 years with CIBC, he ran the mining teams in Canada, Australia and Asia and worked in its Toronto, Sydney, Perth, Shanghai and Hong Kong offices. Mr. Gilman has also acted as advisor to the largest mining companies in the world, including BHP, Rio Tinto, Anglo American, Noranda, Falconbridge, Sumitomo Corporation, China Minmetals, Jinchuan and Zijin, and has been responsible for some of the largest equity capital markets financings in Canadian mining history. He obtained a Bachelor of Science in mining engineering from Queen’s University and an MBA from the Ivey Business School at Western University. Mr. Gilman is Chairman of the International Advisory Board of Western University and a member of the Dean’s Advisory board of Laurentian University.

Amir Adnani, Director. Mr. Adnani has served as a director of the Company since November 20, 2020. Mr. Adnani is a founder and serves as the President and Chief Executive Officer of Uranium Energy Corp. Here, he advanced the company from concept to U.S. production in its first five years. Mr. Adnani is the founder and Chairman of GoldMining Inc, a publicly-listed gold resources acquisition and development company with a sizeable portfolio of gold projects across the Americas. Mr. Adnani is also the Chairman of Uranium Royalty Corp., a publicly-listed uranium royalty and streaming company. Mr. Adnani holds a Bachelor of Science degree from the University of British Columbia and was a director of the university’s Alumni Association from 2015 to 2021.

Ken Robertson, Director. Mr. Robertson has served as a director of the Company since November 20, 2020. Mr. Robertson was previously a partner and Global Mining & Metals Group Leader with Ernst & Young LLP (“EY”). During his career at EY in Canada and the United Kingdom, Mr. Robertson developed extensive experience in initial public offerings, financings, governance and securities regulatory compliance. Mr. Robertson is a Chartered Professional Accountant. Mr. Robertson serves as a director of Avcorp Industries Inc. (“Avcorp”), a public company listed on the Toronto Stock Exchange since June 2017 and as a director of Mountain Province Diamonds Inc., a public company listed on the Toronto Stock Exchange since June 2020. Mr. Robertson holds a Bachelor of Commerce degree from McMaster University and the ICD.D designation from the Institute of Corporate Directors.

Alan Hair, Director. Mr. Hair has served as a director of the Company since November 20, 2020. Mr. Hair is a mineral engineer and senior executive with nearly forty years of international experience in the mining and metals industry. Mr. Hair is the former President and Chief Executive Officer of Hudbay Minerals Inc., a public company he joined in 1996 as a Senior Operations Manager and at which he served in a series of progressively senior roles culminating in the position of President and Chief Executive Officer from 2016 to July 2019. During his tenure at Hudbay, Mr. Hair oversaw the successful acquisition, construction, and development of the Constancia Mine in Peru. Mr. Hair serves as a director of Great Panther Mining Limited, a public company listed on the Toronto Stock Exchange and the NYSE American since April 2020 and as a director of Bear Creek Mining Corporation, a public company listed on the TSX Venture Exchange since September 2019. Mr. Hair holds a Bachelor of Science degree in Mineral Engineering from the University of Leeds and the ICD.D designation from the Institute of Corporate Directors.

Glenn Mullan, Director. Mr. Mullan has served as a director of the Company since November 5, 2021. Mr. Mullan is a geologist with over 40 years of mining and mineral exploration experience. Mr. Mullan serves as the President, Chief Executive Officer, Chairman and a director of Val-d’Or Mining Corporation, as the President, Chief Executive Officer and a director of Cleghorn Minerals Ltd., as Executive Chairman and a director of International Prospect Ventures Ltd., and as a director of Azimut Exploration Inc., all junior natural resource issuers listed on the TSX Venture Exchange. Mr. Mullan previously served as the President, Chief Executive Officer and Chairman of Golden Valley Mines and Royalties Ltd. from August 2000 to November 2021, when it was acquired by Gold Royalty. Mr. Mullan is also a past President of the Prospectors and Developers Association of Canada (PDAC). Mr. Mullan received a Bachelor of Science in Geology from Concordia University in Montréal, Québec, in May 1992 and a P.Geol. designation from the Order des géologues du Québec in September 2002. Mr. Mullan holds the ICD.D designation from the Institute of Corporate Directors.

Director Qualifications and Experience

We endeavor to have a Board that represents a range of skills and depth of experience in areas that are relevant to and contribute to the Board’s oversight of our operations. The Company’s Nominating and Corporate Governance Committee has identified certain skills, competencies and experiences that it expects the Board to possess as a whole. We describe below the key experience, qualifications and skills our director nominees bring to the Board that are important to our business.

Mining and Royalty Industry Experience	The Company seeks directors who have knowledge of and experience in the mining and royalty industries, sectors which are useful in understanding our royalty model and the operations and risks associated with the projects in which we hold or acquire interests. Relevant experiences might include, among other things, acting as an executive officer of a mining company, international experience and relevant senior-level expertise in one or more of the following areas: royalty and stream structuring and acquisitions; mining investment, mine operations; mine project acquisition; mine development; capital markets, finance and accounting.
Senior Leadership Experience	Gold Royalty believes that it is important for our directors to have served in senior leadership roles at other organizations, which demonstrates strong abilities to motivate and manage others, to identify and develop leadership qualities in others and to manage organizations. Senior leadership experience is necessary to ensure achievement of our strategic priorities and objectives.
Public Company Board Experience

Directors who have served on other public company boards can offer advice and perspective with respect to Board dynamics and operations, oversight and leadership, the relationship between the Board and management and other matters, including corporate governance, executive compensation, oversight of strategic, risk-management, operational and compliance-related matters and relations with Shareholders.

International Business Experience	Experience as a senior officer or board member of an organization that has international operations, or otherwise having experience in international business.
Capital Markets and Financial Experience	Directors who have capital markets experience can offer advice and perspective on investor expectations and perspectives, capital raising, appropriate capital structure, financing strategic transactions, including mergers and acquisitions, financial statements and financial reporting matters.
Corporate Governance	Experience with corporate governance matters and familiarity with standard governance practices.
Environmental, Health, Safety and Sustainability Experience	Understanding of the requirements and leading practices of workplace safety, health, and the environment, and sustainable development.

The Nominating and Corporate Governance Committee considers the above experiences, qualifications and skills and the directors’ other qualifications in determining to recommend that the directors be nominated for election. The qualifications and skills of the current members of the Board are also compared against the above areas of expertise and qualifications to assess the composition of the Board and to identify target areas when recruiting for, or when making recommendations for nominees to the Board.

Below is a skills matrix which identifies which of those skills and competencies are possessed by its existing directors:

Skill	Garofalo	Gilman	Adnani	Robertson	Hair	Mullan
Industry and Related Business Experience	✓	✓	✓	✓	✓	✓
Senior Leadership Experience	✓	✓	✓	✓	✓	✓
Public Company Board Experience	✓	✓	✓	✓	✓	✓
International Business Experience	✓	✓	✓	✓	✓	✓
Capital Markets and Financial Experience	✓	✓	✓	✓	✓	✓
Corporate Governance	✓	✓	✓	✓	✓	✓
Environmental, Health and Safety Experience	✓	✓	✓		✓	✓

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of our Nominees are, as at the date of this Information Circular, or have been within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that: (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, none of our Nominees: (a) is, as at the date of this Information Circular, or has been within the ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (b) has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee; (c) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (d) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Garofalo was a director of Colossus Minerals Inc. (“Colossus”) from December 2012 to November 2013. On January 14, 2014, Colossus announced that it had filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), which was intended to enable Colossus to pursue a restructuring process. Colossus’ proposal and plan of reorganization was approved by creditors on February 25, 2014 and, following the approval of the Ontario Superior Court of Justice (Commercial List) in March 2014, was implemented by Colossus in April 2014. The plan effectively converted all of Colossus’ outstanding debt, and its obligations under a precious metals stream agreement, into equity of Colossus.

Mr. Robertson has served as a director of Avcorp since 2017. On April 9, 2018, Avcorp received a cease trade order, issued by the British Columbia Securities Commission, for not filing its annual financial statements for the fiscal year ending December 31, 2017. The annual financial filings were filed on SEDAR on July 10, 2018. On September 12, 2018, the cease trade order was revoked.

MANAGEMENT CONTRACTS

To the best of the knowledge of our directors and executive officers, our management functions are not, to any substantial degree, performed by any person other than our directors and executive officers.

APPOINTMENT OF AUDITOR

Management of the Company will recommend at the Meeting that Shareholders appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP was first appointed as auditor of the Company on October 7, 2020.

statement of executive compensation

Introduction

This compensation discussion and analysis (“CD&A”) provides information on our executive compensation programs. It discusses key objectives, policies, elements and designs of our executive compensation program and the considerations and reasons driving the Compensation Committee’s decisions on compensation for our NEOs (as defined hereinafter) for fiscal 2021.

The following information is presented in accordance with Canadian National Instrument 51-102 and Form 51-102F6 – Statement of Executive Compensation, and sets forth the total compensation for services in all capacities to the Company and its subsidiaries in respect of the individuals comprised of the Chief Executive Officer, the Chief Financial Officer and the other executive officers of the Company, including its subsidiaries, whose individual total compensation for the most recently completed financial year exceeded C$150,000, and any individual who would have satisfied these criteria but for the fact that the individual was not serving as an executive officer of the Company or its subsidiaries at the end of the most recently completed financial year (together, the “Named Executive Officers” or “NEOs”).

Compensation Philosophy and Objectives

The objective of the executive compensation philosophy at Gold Royalty is to attract, motivate, retain and reward a knowledgeable and driven management team and to encourage them to attain and exceed performance expectations. The Company’s compensation program is based on a pay-for-performance philosophy in which assessment of performance is based on the Company’s performance as well as individual contributions. The compensation program is designed to reward NEOs based on corporate and individual performance and is also designed to incent such NEOs to drive the organization’s short and long-term growth in a sustainable and prudent manner.

The following key principles guide the Company’s overall compensation philosophy:

●	attract, retain, motivate and engage high caliber talent whose expertise, skills and performance are critical to the Company’s success;

●	align employee interests with the business and strategic objectives of Gold Royalty;

●	focus employees on the key business factors that will drive shareholder value;

●	align compensation with Gold Royalty’s corporate strategy and financial interests as well as the long-term interests of Gold Royalty shareholders; and

●	compensation should be fair and reasonable to shareholders and be set with reference to the local market and similar positions in comparable companies.

When determining individual compensation levels for the Company’s NEOs, the Compensation Committee considers a variety of factors including the overall financial and operating performance of the Company, each NEO’s individual performance and contributions towards meeting corporate objectives and each NEO’s level of responsibility and length of service. At the end of each year, the Compensation Committee reviews actual performance against corporate objectives. For further information, see the section on page 20 entitled “Short-Term Incentives”.

Gold Royalty maintains a compensation peer group (the “Peer Group”) to provide competitive market context on pay levels, mix and design practices. The Peer Group is reviewed annually by the Compensation Committee to ensure it continues to reflect our size, business and geography. In the Company’s inaugural trading year, the Compensation Committee initially positioned base salary levels towards the 25th percentile of the Peer Group, in order to reflect the early stages of the organization at the time of the IPO. Our objective is to generally target base salary between the 25th and 50th percentile of the Peer Group, and incentive compensation between the 50th and 75th percentile of the Peer Group. For more information, see the section on page 19 entitled “The Peer Group”.

Elements of Compensation

It is the compensation philosophy of the Company to provide a market-based mix of base salaries, short-term incentives in the form of bonuses, and long term equity incentives. We seek to accomplish our executive compensation objectives through an appropriate mix of fixed and at-risk, variable pay by providing a percentage of our NEOs’ total compensation opportunity in the form of equity compensation and by ensuring that a significant portion of our NEOs’ total pay is in the form of performance-based or at-risk compensation. Generally, senior executives with more ability to directly influence overall business performance have a greater proportion of variable, performance-based pay at risk, and overall compensation provided through long-term incentives and equity incentive programs.

For fiscal 2021, our compensation consisted primarily of the following components:

●	annual base salary;

●	short-term incentives;

●	long-term equity incentives under our LTIP, as appropriate. For fiscal 2021, the Company made Option grants in connection with its IPO and, as such, this component was not considered as part of post-IPO compensation mix for the year; and

●	employee benefits, as appropriate.

Each element of compensation is discussed in more detail below.

Annual and Short-Term Compensation

Base Salary

Base salary is a fixed element of compensation of an NEO’s annual compensation and is used to determine other elements of compensation such as incentive award levels and benefits. They are determined by each NEO’s experience, expertise, performance and expected contribution to Gold Royalty with reference to relevant industry studies and market data. Salaries are generally targeted at the median of the Peer Group, and as a result, salaries may be increased as required based on overall responsibilities, individual contribution and any increase in the employee’s role within Gold Royalty or based on changes in the overall marketplace.

Short-Term Incentive Program

The STIP is a variable component of the compensation program intended to reward eligible employees for achieving annual corporate performance against stated objectives and an employee’s individual progress which aid in achieving long-term value for the Company. STIP opportunity levels will vary by employee level, role and responsibilities, but will also be reflective of market practice for organizations of similar size, scope and complexity.

Performance measures and targets for STIPs are both quantitative and qualitative in nature with performance measured based on corporate and individual progress performance measures. To ensure a pay-for-performance culture and affordability to Gold Royalty, STIP payments will only be made if certain minimum performance levels and progress review results are achieved. For more information, see the section on page 20 titled “Short-Term Incentives”.

Long-Term Compensation

Long Term Incentive Plan

Long-term compensation is awarded pursuant to the Company’s LTIP. Long-term compensation was granted to the NEOs in the form of Options during fiscal 2021 in connection with, and following the Company’s IPO. In fiscal 2022, the LTIP will formally be considered a key component of the compensation mix.

The LTIP’s objective is to drive and reward long-term shareholder value creation and to retain executives. Awards under the LTIP are generally based upon the long-term financial and operating expectations of the Board and management and the contribution an executive officer is expected to make in the future in achieving such expectations. LTIP compensation is a variable component of compensation intended to reward NEOs for their success in achieving sustained, long-term profitability and increases in stock value. Typically, the Compensation Committee will grant awards at the beginning of each fiscal year for the applicable fiscal year. LTIP awards are generally granted in the form of Options and restricted share units (“RSUs”). It is anticipated that Options and RSUs will be granted in an equal mix.

Options are intended to assist Gold Royalty in attracting critical talent to drive shareholder value over the long run. Options are granted according to the specific level of responsibility of the particular employee, and the number of Options for each level of responsibility is determined by the Compensation Committee. Consideration is made to historical grants made to the employee and the number of Options outstanding when determining whether future grants should be made. Option awards seek to align the interests of management with the interests of the Company’s shareholders through the possible increases in the value of the Shares over time and longer-term vesting schedules. Options will vest as to 25% immediately and on each day which is six, twelve and eighteen months from the date of grant, and will have a five-year expiry term.

Time and performance-based Options and RSUs are a variable component of compensation designed to reward the Company’s NEOs for maximizing operating performance, while concurrently rewarding the Company’s NEOs for their success in achieving sustained, long-term shareholder value.

Employee Benefits

The primary purpose of providing benefits to employees is to attract and retain key talent and personnel required to operate and manage the Company in an effective and successful manner. Gold Royalty executives generally participate in the same broad-based health insurance and benefit plans made available to other employees in Canada. In general, benefits are not intended to make-up a large portion of an executive’s total compensation package, as the philosophy of Gold Royalty is to reward executives primarily through a performance-driven total compensation package.

The Peer Group

The Compensation Committee believes that it is appropriate to establish compensation levels comparable to similar companies. Accordingly, the Company maintains a Peer Group to provide competitive market context on pay levels, mix and design practices. The Peer Group is reviewed each year by the Compensation Committee to ensure it continues to appropriately reflect our size, operation and geography.

The Peer Group is developed based on companies that meet the following criteria:

●	companies of a similar size to Gold Royalty (0.25 to 4 times), primarily from a total revenue perspective, but also considering other factors such as market capitalization;

●	companies who belong to similar industry segments as Gold Royalty (i.e. mining, royalty and streaming related segments);

●	companies with a similar business strategy and scope of operations to Gold Royalty; and

●	publicly traded companies on major Canadian and American exchanges.

The approach used in selecting an appropriate peer group ensures that NEOs are being benchmarked against positions that require similar skill sets and experiences.

As a result of the above listed parameters, the Compensation Committee adopted the following Peer Group for the purposes of benchmarking and determining salaries and short and long-term incentives in respect of the 2021 fiscal year.

2021 Peer Group
●	Abitibi Royalties Inc.	●	Gold Resource Corp.	●	Metalla Royalty & Streaming Ltd.
●	Altius Minerals Corp.	●	Golden Minerals Co.	●	Nomad Royalty Company Ltd.
●	Ely Gold Royalties Inc.	●	Golden Star Resources Ltd.	●	Perpetua Resources Corp.
●	EMX Royalty Corp.	●	Maverix Metals Inc.	●	Vista Gold Corp.

During the 2021 calendar year, Gold Royalty acquired Abitibi Royalties Inc. and Ely Gold Royalties Inc.

Positioning Relative to the Peer Group

Gold Royalty considers the Peer Group’s compensation, size, structure, operational scope and geography when arriving at the appropriate NEO compensation levels and structure.

In arriving at a targeted total compensation package for fiscal 2021, the Compensation Committee generally recommended to the Board that NEOs receive (i) base salaries that are typically targeted between the 25th to 50th percentile of the Peer Group, and (ii) long-term incentive and bonus compensation that are typically targeted between the 50th to 75th percentile of the Peer Group, with the 75th percentile for cases of superior performance.

Target Pay Mix

Our compensation programs include a mix of fixed and at-risk pay, awarded as a combination of cash and equity-based compensation. The majority of our NEO’s target compensation is variable at-risk pay that is dependent on performance relative to Board-approved goals and metrics, as well as share price performance.

The Company places a greater emphasis on long-term, at-risk, share-based compensation with such compensation in fiscal 2021 comprising 67% of targeted total compensation for the Chairman, President and Chief Executive Officer, 58% of targeted total compensation for the Chief Financial Officer, and approximately 55% of targeted total compensation for the other NEOs.

Short-Term Incentives

STIPs are a variable, at-risk component of compensation and has the objective of motivating the executive officers to achieve corporate objectives over a one-year period. Our NEOs participate in the STIP, which rewards NEOs for performance based upon the achievement of pre-determined corporate-wide financial and strategic performance measures.

STIP performance measures, weightings and targets are determined on an annual basis based on the business strategy and operating plans of the Company. Performance objectives are typically a blend of quantitative and qualitative measures. The STIP focuses on the achievement of corporate performance.

STIP targets are expressed as a percentage of base salary, with actual payouts based on a performance multiplier dependent on corporate performance. The Compensation Committee has established target awards for each of the executive officers based on a percentage of their base salaries (each, a “Target Award”). The performance multiplier achieved can range between 0% and 150% of target. The Compensation Committee considers the breadth, scope and complexity of each executive officer’s role, internal equity and whether the executive officer’s incentive compensation is competitive relative to similarly situated executives in the Company’s Peer Group to determine Target Awards.

Below is an illustrative STIP payment formula.

Target STIP Payments and Performance Weighting

The table below outlines NEO STIP targets expressed as a percentage of base salary along with the corresponding corporate performance weightings. These weightings vary across the Company, with corporate performance having a higher weighting for more senior employees and executives.

Named Executive Officer	2021 Base (C$)	2021 STIP Target		Performance Weighting
		% of Salary	C$	Corporate
David Garofalo Chairman, Chief Executive Officer and President	300,000	60%	180,000	100%
Josephine Man Chief Financial Officer	90,000(1)	35%	63,000	100%
John Griffith Chief Development Officer	200,000	60%	120,000	100%
Samuel Mah Vice President, Evaluations	200,000	40%	80,000	100%

Note:

(1)	Ms. Man’s salary of C$90,000 is based on the salary received for the year ended September 30, 2021 for services provided on a part-time basis, and is based on a pro-rated full time base salary of C$180,000.

Corporate Performance Scorecard

The Board, upon recommendation from the Compensation Committee, adopts a performance scorecard that sets out key performance criteria to guide and motivate executives to execute on our strategy. At the end of the year, the Compensation Committee assesses actual performance against each criterion, and recommends to the Board an aggregate corporate performance score between 0% to 150% of target. The Board may, in its sole discretion, exercise its informed judgment in making final executive compensation decisions and adjust the calculated performance score, as appropriate, to better reflect performance.

The performance criteria are selected to align with our strategic direction, and is based on six key performance categories critical to Gold Royalty’s success in delivering shareholder value, which are assessed against specific and measurable key performance indicators.

The Compensation Committee selected key performance indicators within a balanced scorecard and, subsequent to the financial year ended September 30, 2021, evaluated corporate performance achieved against the scorecard. Upon this review, the Compensation Committee and Board determined to award each of the executive officers a breakthrough payout equivalent to 150% of their Target Award. The payout opportunity for each of the executive officers was capped at 150% of their Target Award.

The scorecard for the financial year ended September 30, 2021 is set forth below.

		Performance Criteria
Performance Measure	Weight	Threshold (50% of Target Award)	Target (100% of Target Award)	Breakthrough (150% of Target Award)	Result	Payout
Asset Portfolio Growth	30%	Acquisition of assets and companies that increase various per share metrics, including attributable gold equivalent ounce production, attributable reserves and resources, cash flow, total assets and organic growth from existing assets			Royalty Assets: increased from 18 to 191(1)	Breakthrough
Portfolio Performance	5%	Maintain low general and administrative ("G&A") costs while assisting partner operators with the de-risking process on their assets			G&A: Maintained relatively low G&A in proportion to corporate activities	Breakthrough
Share Price Performance	10%	Demonstrate superior total shareholder returns relative to Peer Group			Relative TSR: Outperformed Peer Group	Breakthrough
Market Profile	15%	Improve trading liquidity over time through marketing efforts and share issuance for accretive transactions and broadening of equity research coverage			Average Daily Trading Value: $2.4 million	Breakthrough
Financing	25%	IPO with at least $30 million raised			IPO: Raised $90 million	Breakthrough
Organizational Development	15%	All key roles to be filled in company positions to evaluate and execute on major transactions; implementation of all key policies and procedures including Board and committee charters, compensation practices and authorization policies			Completed	Breakthrough

Note:

(1)	Royalty assets increased to 191 after giving effect to the Company’s acquisition of Abitibi Royalties Inc. and Golden Valley Mines and Royalties Ltd., which acquisition was announced during the fiscal year ended September 30, 2021, and completed subsequent thereto on November 5, 2021.

The STIP awards paid to our executive officers for the financial year ended September 30, 2021 were as follows:

Named Executive Officer	Base Salary (C$)	2021 STIP Target		Performance	2021 STIP Payout (C$)	% of Target
		% of Base Salary	C$	Corporate
David Garofalo Chairman, Chief Executive Officer and President	300,000	60%	180,000	100% x 150%	270,000	150%
Josephine Man Chief Financial Officer	90,000(1)	35%	63,000	100% x 150%	94,500	150%
John Griffith Chief Development Officer	200,000	60%	120,000	100% x 150%	180,000	150%
Samuel Mah Vice President, Evaluations	200,000	40%	80,000	100% x 150%	60,000(2)	150%

Notes:

(1)	Ms. Man’s salary of C$90,000 is based on the salary received for the year ended September 30, 2021 for services provided on a part-time basis, and is based on a pro-rated full time base salary of C$180,000.
(2)	This amount represents the award actually received, and would be equivalent to C$120,000 on a pro-rated basis.

The Compensation Committee selected the following key performance indicators on the belief that these performance indicators were aligned with our corporate strategy and could be impacted by our executives.

Asset Portfolio Growth: The Compensation Committee selected this metric based on the belief that the acquisition of assets and companies that increase various per share metrics, including attributable gold equivalent ounce production, attributable reserves and resources, cash flow, total assets and organic growth from existing assets is an important objective of our strategy and measure of growth and performance. The result was a breakthrough payout of 150%. As of September 30, 2021, all key portfolio metrics increased on a gross basis; royalty assets increased from 18 to 191 after giving effect to the Company’s acquisition of Abitibi Royalties Inc. and Golden Valley Mines and Royalties Ltd. on November 5, 2021.

Portfolio Performance: The Compensation Committee selected this metric based on the belief that maintaining low G&A costs is a good measurement of administrative cost control, which ultimately works to the benefit of shareholders. The result was a breakthrough payout of 150%. The Company maintained relatively low G&A costs in light of the level of mergers and acquisition activities conducted in the year.

Share Price Performance: The Compensation Committee selected this metric based on the belief that demonstrating superior returns aligns with shareholder interests and is a strong indicator of long-term performance. The result was a breakthrough payout of 150%. As of September 30, 2021, Gold Royalty’s relative Total Shareholder Return (“TSR”) outperformed the Peer Group by 47%. Gold Royalty’s share price was up 40%; the Peer Group was down 7% and GDXJ was down 17%.

Increase Market Profile: The Compensation Committee selected this metric based on the belief that improving trading liquidity over time and broadening equity research coverage is important to our shareholders. The result was a breakthrough payout of 150%. As of September 30, 2021, Gold Royalty’s average daily trading value is $2.4 million. In addition, during the year, research coverage was initiated on the Company by key brokerages.

Financing: The Compensation Committee selected this metric based on the belief that securing financing was significant for implementing the Company’s growth and acquisition strategy. The result was a breakthrough payout of 150%. On March 11, 2021 the Company completed its IPO of 18,000,000 units at a price of $5.00 per unit for gross proceeds of $90,000,000.

Organizational Development: The Compensation Committee selected this metric to support the Company’s commitment to strong leadership and to adopt best practice governance structures. The result was a breakthrough payout of 150%. As of September 30, 2021, all key positions are filled to enable the Company to evaluate and execute on major transactions and key policies, procedures and practices are implemented. This included filling all key executive roles and adopting a number of key governance policies.

Long-Term Incentives

In connection with, and following the Company’s IPO, the Company granted an aggregate of 1,155,000 Options to the NEOs pursuant to the LTIP as follows:

Named Executive Officer	Options Granted
David Garofalo Chairman, Chief Executive Officer and President	600,000
Josephine Man Chief Financial Officer	180,000
John Griffith Chief Development Officer	275,000
Samuel Mah Vice President, Evaluations	100,000

In addition, prior to the Company’s IPO, the Company granted an aggregate of 1,500,000 performance-based Restricted Shares to certain officers and directors of the Company and GoldMining Inc. under the Legacy Incentive Plan. For more information, see “Legacy Incentive Plan” on page 36.

Such equity grants were not considered to be part of the compensation mix at the time of grant and accordingly, not considered to be formally part of the NEO’s compensation structure and mix for fiscal 2021. However, long-term incentives have been formally adopted by the Board to form a part of the NEO compensation mix for fiscal 2022.

Anticipated Changes to Compensation Policies and Practices

For fiscal 2022, the Compensation Committee and Board have specifically added long-term compensation to the Company’s compensation mix to better align with the Company’s growth and to promote long-term motivation and retention of our executives. The Company believes that long-term incentive components of compensation will serve to align the interests of management with the interests of the Company’s shareholders. Accordingly, for fiscal 2022, our compensation will consist primarily of the following components:

●	annual base salary;

●	STIP, where eligible;

●	long-term incentives, where eligible; and

●	employee benefits, as appropriate.

As a result of the addition of long-term incentive awards to the compensation mix, the target total direct compensation of the NEOs for fiscal 2022 is anticipated to be as follows:

Named Executive Officer	Base Salary (C$'000s)	STIP Opportunity (% of Base Salary)	Total Cash (C$'000s)	LTIP Opportunity (% of Base Salary)		Total Direct (C$'000s)	Total Direct Position Relative to Peer Group
	Target	Target	Target	Options	RSUs	Target
David Garofalo Chairman, Chief Executive Officer and President	450	60%	720	35	35	1,035	50th-75th percentile
Josephine Man Chief Financial Officer	290	40%	406	30	30	580	50th-75th percentile
John Griffith Chief Development Officer	290	60%	464	30	30	638	50th-75th percentile
Samuel Mah Vice President, Evaluations	280	40%	392	30	30	560	50th-75th percentile

In addition to the foregoing, as a result of the growth of the Company during fiscal 2021, the Compensation Committee has adjusted the Company’s Peer Group for fiscal 2022 as follows (the “2022 Peer Group”):

2022 Peer Group
●	Altius Minerals Corp.	●	Golden Star Resources Ltd.	●	Nomad Royalty Company Ltd.
●	EMX Royalty Corp.	●	Maverix Metals Inc.	●	Perpetua Resources Corp.
●	Gold Resource Corp.	●	Metalla Royalty & Streaming Ltd.	●	Vista Gold Corp.
●	Golden Minerals Co.

Compensation Consultants

The Company retained Global Governance Advisors (“GGA”) as independent compensation consultants for the financial year ended September 30, 2021 in April 2021 to assist in determining compensation for the Company’s directors and NEOs. GGA’s mandate included providing advice on the competitiveness and appropriateness of Gold Royalty’s compensation program for its NEOs and members of the Board, as required. In 2021, GGA provided the following services to Gold Royalty:

●	reviewed NEO compensation market competitiveness in terms of structure and pay levels for fiscal 2021; and

●	reviewed non-executive director compensation.

The Compensation Committee will agree annually and on an as-needed basis, with input from management and GGA, on the work to be undertaken by the consultant for the Compensation Committee and the fees for such work. GGA reports directly to the Chair of the Compensation Committee.

Compensation Consulting Fees

Global Governance Advisors	2021 Fees (C$)
Executive compensation-related fees	32,476
All Other fees	Nil

Executive Compensation Clawback Policy

The Board has adopted a clawback policy pursuant to which incentive compensation paid by the Company to an executive may be clawed back if such compensation was predicated upon the achievement of financial results that were the product of erroneous data or material noncompliance of the Company with any financial reporting requirement which subsequently requires the Company to prepare a financial restatement. The clawback period is limited to the three-year period preceding the date on which the Company is required to prepare the accounting restatement. In the event that the Board determines that an executive has engaged in fraud or has otherwise intentionally violated the Company’s rules or applicable law which contributed to the restatement, the Board may claw back 100% of such person’s incentive compensation.

Compensation Risk Management

The Company has taken steps to ensure its executive compensation program does not incent inappropriate risks. Some of the risk management initiatives currently employed by the Company are as follows:

●	appointing a Compensation Committee comprised of all independent directors to oversee the executive compensation program;

●	use of discretion in adjusting any bonus payments up or down as the Compensation Committee deems appropriate and recommends;

●	established a capped bonus plan design; and

●	the adoption of a clawback policy which allows certain incentive compensation paid by the Company to an executive to be clawed back if such compensation was based on the achievement of financial results that were a result of erroneous data or material noncompliance of the Company with any financial reporting requirements.

All of Gold Royalty’s executives, other employees and directors are subject to Gold Royalty’s insider trading policy, which prohibits trading in Gold Royalty’s securities while in possession of undisclosed material information about Gold Royalty. Under this policy, such individuals are also prohibited from active trading or short-term speculation involving Gold Royalty’s securities, including short sales, puts and calls. Furthermore, Gold Royalty permits executives to trade in its securities only during prescribed trading windows.

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company to each NEO, in any capacity, for the financial year ended September 30, 2021.

Name and Principal Position					Non-equity Incentive Plan Compensation ($)
	Year	Salary(1) ($)	Share-based Awards(2) ($)	Option-based Awards(3) ($)	Annual Incentive Plans(4)	Long-term Incentive Plans	All Other Compensation ($)	Total Compensation ($)
David Garofalo(5) Chairman, Chief Executive Officer and President	2021	179,555	182,541(6)	617,520	212,895	-	-	1,192,511
Josephine Man(7) Chief Financial Officer	2021	65,825	-	185,256	74,513	-	-	325,594
John Griffith(8) Chief Development Officer	2021	143,685	-	283,030	141,930	-	-	568,645
Samuel Mah(9) Vice President, Evaluations	2021	39,711	-	126,917	47,310	-	-	213,938

Notes:

(1)	Pursuant to their respective employment agreements, salary paid to Mr. Garofalo, Ms. Man, Mr. Griffith and Mr. Mah are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based on the exchange rate of $0.7977 per Canadian dollar, being the weighted average exchange rate for the applicable period. Effective January 1, 2021, Mr. Garofalo’s salary was set at C$300,000 per year, Ms. Man’s salary was increased from C$60,000 to C$90,000 per year and Mr. Griffith’s salary was increased from C$120,000 to C$200,000 per year. Effective July 1, 2021, Mr. Mah’s salary was set at C$200,000 per year.
(2)	These amounts represent the aggregate grant date fair value of Restricted Shares. The grant date fair market value for each Restricted Share is $0.456353 per share. The fair value is calculated based on the net assets of the Company at the time of the grant on October 19, 2021, the proportion of Restricted Shares in total Shares and expected possibility that vesting conditions will be met, adjusted for minority shareholder discount and liquidity discount.
(3)	These amounts represent the aggregate grant date fair value of Options, which was estimated using the Black-Scholes option pricing model. The following assumptions were used to value the Options granted on March 7, 2021: exercise price: $5.00; expected risk free interest rate: 0.32%; expected annual volatility: 37%; expected life in years: 3.0; expected annual dividend yield: 0%; and Black-Scholes value: $1.0292. The following assumptions were used to value the Options granted on August 25, 2021: exercise price: $4.85; expected risk free interest rate: 0.56%; expected annual volatility: 39%; expected life in years: 2.9; expected annual dividend yield: 0%; and Black-Scholes value: $1.2692.
(4)	Amounts in this column are paid as annual cash bonuses in respect of the financial year noted. These payments were made on November 25, 2021 of the following financial year. Amounts paid to each of the NEOs are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based on the exchange rate of $0.7885, being the exchange rate as of September 30, 2021.
(5)	Mr. Garofalo was appointed as Chairman, Chief Executive Officer and President effective August 1, 2020.
(6)	In October 2020, Gold Royalty issued 400,000 performance-based Restricted Shares to Mr. Garofalo. 133,333 of these Restricted Shares have vested and are no longer subject to such restrictions as a result of the satisfaction of a condition resulting from completion of the IPO. 266,667 Restricted Shares are subject to certain conditions. See “Legacy Incentive Plan” on page 36 for more information.
(7)	Ms. Man was appointed as Chief Financial Officer effective July 31, 2020.
(8)	Mr. Griffith was appointed as Chief Development Officer effective September 8, 2020.
(9)	Mr. Mah was appointed as Vice President, Evaluations effective July 1, 2021.

Performance Graph

The Company listed its Shares on the NYSE American on March 9, 2021. The following graph compares the total cumulative return for a Shareholder who invested C$100 in Shares of the Company commencing from March 9, 2021, being the date the Company’s Shares commenced trading on the NYSE American, for the most recently completed financial year ended September 30, 2021 with, for the same period: (i) the cumulative total return of the Russell 2000 Index; (ii) the cumulative total return of the VanEck Junior Gold Miners ETF (“GDXJ”); and (iii) the cumulative total return of the Company’s Peer Group comprised of Abitibi Royalties Inc., Altius Minerals Corp., EMX Royalty Corp., Gold Resource Corp., Golden Minerals Co., Golden Star Resources Ltd., Maverix Metals Inc., Metalla Royalty & Streaming Ltd., Nomad Royalty Company Ltd., Perpetua Resources Corp. and Vista Gold Corp. Ely Gold Royalties Inc. was acquired by Gold Royalty in the period and, therefore, has been excluded from the below graph.

The compensation of our executive officers is generally linked to initiatives completed year-over-year and our financial performance. Trends in our returns to Shareholders are not generally determinative of total compensation to our NEOs.

Outstanding Share-based Awards and Option-based Awards for NEOs

The following table states the name of each NEO and Option-based and Share-based awards outstanding as of the financial year ended September 30, 2021.

	Option-based Awards(1)				Share-based Awards(2)
Name and Principal Position	Number of Securities Underlying Unexercised Options(3) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options(4) ($)	Number of Shares or Units of Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(4) ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
David Garofalo Chairman, Chief Executive Officer and President	600,000	5.00	07-Mar-26	-	266,667	1,333,335	-
Josephine Man Chief Financial Officer	180,000	5.00	07-Mar-26	-	-	-	-
John Griffith Chief Development Officer	275,000	5.00	07-Mar-26	-	-	-	-
Samuel Mah Vice President, Evaluations	100,000	4.85	25-Aug-26	15,000	-	-	-

Notes:

(1)	Options expiring on March 7, 2026 were granted on March 7, 2021, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. Options expiring on August 25, 2026 were granted on August 25, 2021, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at September 30, 2021, 300,000 Options held by Mr. Garofalo have vested, 90,000 Options held by Ms. Man have vested, 137,500 Options held by Mr. Griffith have vested, and 25,000 Options held by Mr. Mah have vested.
(2)	The Share-based Awards consist of performance-based Restricted Shares. Each Restricted Share entitles the holder to receive one common share upon certain conditions being met. Please see “Legacy Incentive Plan” on page 36 for more information.
(3)	Each Option entitles the holder to one common share upon exercise.
(4)	The value shown is based on the closing price of the Shares on September 30, 2021, being $5.00 per Share.
(5)	In October 2020, Gold Royalty issued 400,000 performance-based Restricted Shares to Mr. Garofalo. 133,333 of these Restricted Shares have vested and are no longer subject to such restrictions as a result of underlying conditions being met in the year ended September 30, 2021. 266,667 Restricted Shares remain subject to certain conditions. See “Legacy Incentive Plan” on page 36 for more information.

Incentive Plan Awards - Value Vested or Earned During the Year for NEOs

The table below discloses the aggregate dollar value that would have been realized by a NEO if Options under Option-based awards had been exercised on the vesting date, as well as the aggregate dollar value realized upon vesting of Share-based awards by a NEO.

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year(2) ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year(3) ($)
David Garofalo Chairman, Chief Executive Officer and President	-	629,332(4)	212,895
Josephine Man Chief Financial Officer	-	-	74,513
John Griffith Chief Development Officer	-	-	141,930
Samuel Mah Vice President, Evaluations	-	-	47,310

Notes:

(1)	As of September 30, 2021, 300,000, 90,000 and 137,500 Options at an exercise of $5.00 per share held by Mr. Garofalo, Ms. Man, Mr. Griffith have vested, respectively, and 25,000 Options at an exercise price of $4.85 per share held by Mr. Mah have vested. All such vested Options were out-of-the-money. Value vested during the year is calculated by subtracting the exercise price of the Option (being the market price of $5.00 for Options granted pre-IPO, or the closing price of the Company’s shares on the NYSE American on the last trading day prior to the date of grant for Options granted post-IPO) from the market price of the Company’s shares on the date the Option vested (being $5.00 for Options vesting pre-IPO, and being the closing price of the Company’s shares on the NYSE American on the vesting date for Options vesting post-IPO).
(2)	Consists of performance-based Restricted Shares, where the underlying conditions were satisfied in the year ended September 30, 2021. See “Legacy Incentive Plan” on page 36 for more information.
(3)	Amounts in this column are paid as annual cash bonuses in respect of the financial year noted. These payments were made on November 25, 2021 of the following financial year. Amounts paid to each of the NEOs are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based on the exchange rate of $0.7885, being the exchange rate as of September 30, 2021.
(4)	Consists of 133,333 Restricted Shares which vested on March 11, 2021 at a market price of $4.72.

Pension Plan Benefits

The Company does not presently provide any defined benefit or pension plan to its directors, executive officers, employees or consultants.

Termination and Change of Control Benefits

Other than as disclosed below, the Company has not entered into any other contract, agreement, plan or arrangement that provides for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in an NEO’s responsibilities.

Employment Agreements

The following is a summary description of material terms of compensation awarded to, earned by, paid or payable to our executive officers pursuant to agreements or arrangements effective as at the financial year ended September 30, 2021. The Company will be entering into new arrangements with our executive officers regarding their employment, effective January 2022. These new arrangements are on customary terms, including as to change of control and termination benefits, for similarly situated companies of our size in the royalty industry and commensurate with the position and responsibilities of our executive officers.

Our employment agreements with members of our management include customary confidentiality and non-disclosure provisions. Such agreements include provisions limiting the ability of such individuals to solicit our employees and consultants and prohibiting the appropriation of corporate opportunities, but do not include provisions otherwise restraining such individuals’ ability to participate in competing businesses after they are no longer employed by us.

David Garofalo

On August 1, 2020, we entered into an agreement with Mr. Garofalo regarding his appointment as our Chairman, President and Chief Executive Officer. The agreement may be terminated by either party on at least 60 days’ prior written notice to the other party. If terminated by us, such termination is subject to applicable notice periods under the laws of the Province of British Columbia, Canada, including the common law applicable therein. The agreement may be terminated by us for cause, as such term is interpreted at common law, at any time, without notice or payment in lieu thereof.

The agreement provides that Mr. Garofalo will be eligible to participate, from time to time, in our short and long-term compensation and incentive plans and other benefit plans, as may be adopted and implemented from time to time on a basis commensurate with his position and responsibilities.

Pursuant to the agreement, Mr. Garofalo initially did not receive a base salary. Effective January 1, 2021, Mr. Garofalo’s salary was set at C$300,000.

Josephine Man

On November 1, 2020, we entered into an agreement with Ms. Man regarding her appointment as our Chief Financial Officer. Pursuant to the agreement, Ms. Man agreed to provide services thereunder to us on a part-time basis. The agreement may be terminated by either party on at least 30 days’ prior written notice to the other party. If terminated by us, such termination is subject to applicable notice periods under the laws of the Province of British Columbia, Canada, including the common law applicable therein. The agreement may be terminated by us for cause, as such term is interpreted at common law, at any time, without notice or payment in lieu thereof.

Pursuant to the agreement, Ms. Man received a base salary of C$60,000 per year. Such base salary was increased to C$90,000 per year, effective January 1, 2021.

The agreement provides that Ms. Man will be eligible to participate, from time to time, in our short and long-term compensation and incentive plans and other benefit plans, as may be adopted and implemented from time to time on a basis commensurate with her position and responsibilities.

John Griffith

On August 31, 2020, we entered into an agreement with Mr. Griffith regarding his appointment as our Chief Development Officer effective September 8, 2020. Pursuant to the agreement, Mr. Griffith agreed to provide services thereunder to us on a full-time basis. The agreement may be terminated by either party on at least 60 days’ prior written notice to the other party. If terminated by us, such termination is subject to applicable notice periods under the laws of the Province of British Columbia, Canada, including the common law applicable therein. The agreement may be terminated by us for cause, as such term is interpreted at common law, at any time, without notice or payment in lieu thereof.

Pursuant to the agreement, Mr. Griffith received a base salary of C$120,000 per year. Such base salary was increased to C$200,000 per year, effective January 1, 2021.

The agreement provides that Mr. Griffith will be eligible to participate, from time to time, in our short and long-term compensation and incentive plans and other benefit plans, as may be adopted and implemented from time to time on a basis commensurate with his position and responsibilities.

Samuel Mah

On June 1, 2021, we entered into an agreement with Mr. Mah regarding his appointment as our Vice President, Evaluations effective July 1, 2021. Pursuant to the agreement, Mr. Mah agreed to provide services thereunder to us on a full-time basis. The agreement may be terminated by either party on at least 60 days’ prior written notice to the other party. If terminated by us, such termination is subject to applicable notice periods under the laws of the Province of British Columbia, Canada, including the common law applicable therein. The agreement may be terminated by us for cause, as such term is interpreted at common law, at any time, without notice or payment in lieu thereof.

Pursuant to the agreement, Mr. Mah received a base salary of C$200,000 per year.

The agreement provides that Mr. Mah will be eligible to participate, from time to time, in our short and long-term compensation and incentive plans and other benefit plans, as may be adopted and implemented from time to time on a basis commensurate with his position and responsibilities.

Termination and Change of Control

As described under “Employment Agreements” above, our named executive officers are entitled to minimum notice periods in the event of termination “without cause.”

Pursuant to the Legacy Incentive Plan, unless otherwise determined by our Board, if the holder of Restricted Shares is terminated by the Company or resigns prior to the expiry of the applicable restricted period, then any Restricted Shares that have not vested at the time of such termination or resignation will automatically terminate. Pursuant to the award agreements underlying the Company’s prior grants of Restricted Shares, in the event of a change of control of the Company, any restrictions upon Restricted Shares held by a holder will immediately lapse and such Shares will be deemed vested for the purposes of the Legacy Incentive Plan and will no longer be subject to restrictions or cancellation.

For the purposes of the Legacy Incentive Plan, a “change of control” means, subject to certain exclusions, any acquisition by any person or by any person and a joint actor, whether directly or indirectly, of the Company’s voting securities (as such terms are interpreted in the Securities Act (British Columbia)), which, when added to all other voting securities at the time held by such person or by such person and a person “acting jointly or in concert” with another person, as the phrase is interpreted in Canadian National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, totals for the first time not less than 50% of the outstanding of our voting securities or the votes attached to those securities are sufficient, if exercised, to elect a majority of our board of directors.

Assuming Mr. Garofalo’s, Ms. Man’s, Mr. Griffith’s and Mr. Mah’s employment was terminated by us without cause effective September 30, 2021, we would have been required to make a severance payment to each of them in the aggregate amount of C$50,000, C$7,500, C$33,333, and C$33,333, respectively. As of September 30, 2021, the Company did not have any arrangements with the NEOs that provided for additional payments to them in connection with a change of control of the Company.

Other than as otherwise disclosed herein, we do not have any arrangements with the NEOs that provide for payments to them for severance, termination or constructive dismissal.

New Employment Agreements Effective January 2022

The Company entered into an employment agreement (the “New Employment Agreements”), which will become effective January 1, 2022, with each of the following NEOs for the provision of services by its NEOs as follows:

NEO	Position	Base Salary (C$)
David Garofalo	President and Chief Executive Officer	450,000 per year
Josephine Man	Chief Financial Officer	290,000 per year
John Griffith	Chief Development Officer	290,000 per year
Samuel Mah	Vice President, Evaluations	280,000 per year

Each of the New Employment Agreements are on the same terms, other than the base salaries set forth above. Pursuant to the New Employment Agreements, the Company pays each of the NEOs a base salary in the amount set forth in the table above (the “Base Salaries”), subject to annual review by the Board. Under the terms of the New Employment Agreements, each of the NEOs are entitled to participate in: (a) the Company’s LTIP, grants of awards under which are to be in amounts determined by the Board and commensurate with performance of the NEO’s position; (b) at a level commensurate with the NEO’s position, the Company’s other employee benefit, welfare and retirement plans and programs, equity plans, employee incentive plans and bonus plans provided by the Company to its senior officers; and (c) any fringe benefits of perquisites which other senior officers are entitled to receive.

Termination and Change of Control Provisions under New Employment Agreements

Termination

If an NEO’s employment is terminated for any reason under the applicable New Employment Agreement, the NEO is entitled to the following “Basic Termination Entitlements”: (a) accrued and unpaid Base Salary; (b) any earned but unpaid bonus, provided termination is not for “just cause”; and (c) reimbursement for any unreimbursed business expenses.

In the event of a termination of an NEO’s employment by the Company without “just cause” or by the NEO for “good reason”, the NEO is entitled to receive, in addition to the Basic Termination Entitlements, a “Separation Package” consisting of:

●	two times the NEO’s then-current Base Salary and two times the highest of (a) the NEO’s “target” annual bonus, if any, for the fiscal year in which such termination occurs, under an applicable short-term incentive compensation plan or other annual cash bonus plan of the Company; and (b) the average annual bonus actually received by the NEO in respect of the two immediately preceding fiscal years. This entitlement is payable in equal monthly instalments over a 24-month period; and

●	the continuation of health benefits, including medical, dental, vision, accident, disability and life insurance, until the earlier of (a) 24 months after the effective date of termination, or (b) the date the NEO becomes eligible for comparable benefits of a subsequent employer.

Change of Control

The New Employment Agreements have double trigger “change of control” provisions applicable to each of the NEOs. A “change of control” is defined under the New Employment Agreements in a customary manner, and includes:

●	direct and indirect acquisitions of more than 50% of the voting securities by third parties (and joint actors);

●	amalgamations, arrangements, mergers, reorganizations, consolidations or other similar transactions, where the Company’s shareholders immediately prior to the transactions do not continue to hold at least 50% of the total voting power of the Company’s securities;

●	a change of a majority of the Board at any single meeting of shareholders (or by consent resolution), where such change was not previously approved by the Board; and

●	sales, leases or other dispositions of all or substantially all of the assets of the Company.

If, within 18 months of a “change of control”, the Company terminates the NEO without “just cause” or the NEO terminates his or her employment for “good reason”, then the NEO is entitled to receive, in addition to the Basic Termination Entitlements, a “change of control” payment with generally the same terms as the Separation Package, except that the payment entitlement is payable as a single lump sum payment.

Additionally, notwithstanding the terms of the LTIP or any award agreement, in the event of a “change of control”, and immediately effective on the date of such “change of control”, all unvested options or equity awards will become fully and immediately exercisable.

Director Compensation

The objective of the director compensation philosophy at Gold Royalty is to attract, retain and reward committed and qualified directors and to align their compensation with the long-term interests of our shareholders. Compensation should thus be fair and reasonable, reflecting the time and effort required by a director, and it should also reflect the complexities, risks, skill sets and values associated with directors on the Board. The Board believes that the compensation for directors should be competitive with the compensation paid to directors of comparable companies.

The Company’s independent and non-executive directors receive an annual retainer consisting of cash and equity compensation for their annual service. The retainers compensate directors for their role on the Board, and is meant to reflect the typical schedule and workload of a director at Gold Royalty. The Company’s independent and non-executive directors receive an annual retainer and fees for service on the Board and as Chair of the Board Committees as set forth below. Directors who are employees receive no additional compensation for their service as directors. The Company’s independent and non-executive directors are reimbursed for travel and other expenses directly related to their activities as directors. In the financial year ended September 30, 2021, equity compensation was awarded to the Company’s independent and non-executive directors in the form of Options. The Options vest over 18 months.

Retainers – Board	Cash (C$)
Independent Lead Director	C$50,000
Board member(1)	C$30,000
Chair of the Audit Committee	C$15,000
Chair of the Compensation Committee	C$10,000
Chair of the Nominating and Corporate Governance Committee	C$10,000

Note:

(1)	Excludes Mr. Adnani and Mr. Wasser.

Subsequent to the financial year ended September 30, 2020, with effect from January 1, 2021, the Compensation Committee and the Board have approved annual retainers of C$50,000 for the Company’s independent lead director and C$30,000 for each director (other than directors who receive salary or fees).

During the financial year ended September 30, 2021, an ad hoc ESG & Sustainability Committee met twice. The committee was comprised of Mr. Hair, Mr. Dawson and Mr. Adnani. Mr. Hair received fees of C$10,000 for serving as chair of the ad hoc ESG & Sustainability Committee. The Company has not appointed a formal ESG & Sustainability Committee, but may consider doing so in the future.

The following table sets forth information relating to compensation paid to the directors during the financial year ended September 30, 2021.

Name(1)	Fees Earned ($)(2)	Share-based Awards ($)(3)	Option-based Awards ($)(4)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Warren Gilman	47,310	-	257,300	-	-	304,610
Amir Adnani(5)	-	456,353	514,600	-	71,807(6)	1,042,760
Garnet Dawson	23,655	22,818	102,920	-	-	149,393
Ken Robertson(7)	35,483	-	102,920	-	-	138,403
Alan Hair(8)	39,425	-	102,920	-	-	142,345
C.F. "Trey" Wasser(9)	-	-	-	-	15,726(10)	15,726

Notes:

(1)	Compensation paid to Mr. Garofalo is disclosed above in the “Summary Compensation Table” and is not reported in the “Director Compensation” table of this Information Circular.
(2)	Directors’ fees are paid in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based upon an exchange rate of $0.7885 per Canadian dollar, being the exchange rate as of September 30, 2021.
(3)	These amounts represent the aggregate grant date fair value of Restricted Shares. The grant date fair market value for each Restricted Share is $0.456353 per share. In October 2020, Gold Royalty issued 1,000,000 and 50,000 performance-based Restricted Shares to Mr. Adnani and Mr. Dawson, respectively. 333,333 and 16,666 Restricted Shares issued to Mr. Adnani and Mr. Dawson, respectively, have vested and are no longer subject to such restrictions as a result of the satisfaction of a condition resulting from completion of the IPO. 666,667 and 33,334 Restricted Shares issued to Mr. Adnani and Mr. Dawson, respectively, are subject to cancellation if certain conditions are not met. See “Legacy Incentive Plan” on page 36 for more information.

(4)	For fiscal 2021, these amounts represent the aggregate grant date fair value of Options, which was estimated using the Black-Scholes option pricing model. The following assumptions were used to value the Options granted on March 7, 2021: exercise price: $5.00; expected risk free interest rate: 0.32%; expected annual volatility: 37%; expected life in years: 3.0; expected annual dividend yield: 0%; and Black-Scholes value: $1.0292. The Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. On March 7, 2021, 250,000 Options were granted to Mr. Gilman, 500,000 Options to Mr. Adnani, 100,000 Options to Mr. Dawson, 100,000 Options to Mr. Robertson and 100,000 Options to Mr. Hair.
(5)	Mr. Adnani was appointed as a director of the Company on November 20, 2020.
(6)	Mr. Adnani does not receive director fees from the Company. Mr. Adnani, through his company, receives C$10,000 per month plus applicable taxes for his services. Amounts paid to Mr. Adnani are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based upon an exchange rate of $0.7979 per Canadian dollar, being the weighted average exchange rate for the applicable period.
(7)	Mr. Robertson was appointed as a director of the Company on November 20, 2020.
(8)	Mr. Hair was appointed as a director of the Company on November 20, 2020.
(9)	Mr. Wasser was appointed as a director of the Company on August 23, 2021.
(10)	Mr. Wasser does not receive director fees from the Company. In lieu thereof, Mr. Wasser receives $12,500 per month.
(11)	Mr. Mullan was appointed as a director of the Company on November 5, 2021, subsequent to the financial year ended September 30, 2021.

Messrs. Gilman, Robertson and Hair served as independent directors of the Company in the financial year ended September 30, 2021.

Outstanding Share-based Awards and Option-based Awards for Directors

The following table states the name of each director and Option-based and Share-based awards outstanding as of the financial year ended September 30, 2021.

	Option-based Awards(1)				Share-based Awards(2)
Name and Principal Position	Number of Securities Underlying Unexercised Options(3) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options(4) ($)	Number of Shares or Units of Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(4) ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
Warren Gilman Lead Director	250,000	5.00	07-Mar-26	-	-	-	-
Amir Adnani Director	500,000	5.00	07-Mar-26	-	666,667	3,333,335	-
Garnet Dawson Director	100,000	5.00	07-Mar-26	-	33,334	166,670	-
Ken Robertson Director	100,000	5.00	07-Mar-26	-	-	-	-
Alan Hair Director	100,000	5.00	07-Mar-26	-	-	-	-
C.F. "Trey" Wasser Director	-	-	-	-	-	-	-

Notes:

(1)	Options expiring on March 7, 2026 were granted on March 7, 2021, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at September 30, 2021, 125,000 Options held by Mr. Gilman have vested, 250,000 Options held by Mr. Adnani have vested, 50,000 Options held by Mr. Dawson have vested, 50,000 Options held by Mr. Robertson have vested and 50,000 Options held by Mr. Hair have vested.
(2)	The Share-based Awards consist of Restricted Shares. Each Restricted Share entitles the holder to receive one common share upon certain conditions being met. See “Legacy Incentive Plan” on page 36 for more information.
(3)	Each Option entitles the holder to one common share upon exercise.
(4)	The value shown is based on the closing price of the Shares on September 30, 2021, being $5.00 per Share.
(5)	In October 2020, Gold Royalty issued 1,000,000 and 50,000 performance-based Restricted Shares to Mr. Adnani and Mr. Dawson, respectively. 333,333 and 16,666 of these Restricted Shares issued to Mr. Adnani and Mr. Dawson, respectively, have vested and are no longer subject to such restrictions as a result of the satisfaction of a condition resulting from completion of the IPO. 666,667 and 33,334 Restricted Shares issued to Mr. Adnani and Mr. Dawson, respectively, are subject to cancellation if certain conditions are not met. See “Legacy Incentive Plan” on page 36 for more information.

Incentive Plan Awards - Value Vested or Earned During the Year for Directors

The table below discloses the aggregate dollar value that would have been realized by a director if Options under Option-based awards had been exercised on the vesting date, as well as the aggregate dollar value realized upon vesting of Share-based awards by a director.

Name and Principal Position	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Warren Gilman Lead Director	-	-	-
Amir Adnani Director	-	1,573,332(3)	-
Garnet Dawson Director	-	78,664(4)	-
Ken Robertson Director	-	-	-
Alan Hair Director	-	-	-
C.F. "Trey" Wasser Director	-	-	-

Notes:

(1)	As at of September 30, 2021, 125,000, 250,000, 50,000, 50,000 and 50,000 Options at an exercise of $5.00 per share held by Mr. Gilman, Mr. Adnani, Mr. Dawson, Mr. Robertson and Mr. Hair have vested, respectively. All such vested Options were out-of-the-money. Value vested during the year is calculated by subtracting the exercise price of the Option (being the market price of $5.00 for Options granted pre-IPO, or the closing price of the Company’s shares on the NYSE American on the last trading day prior to the date of grant for Options granted post-IPO) from the market price of the Company’s shares on the date the Option vested (being $5.00 for Options vesting pre-IPO, and being the closing price of the Company’s shares on the NYSE American on the vesting date for Options vesting post-IPO).
(2)	Consists of performance-based Restricted Shares, where the underlying conditions were satisfied in the year ended September 30, 2021. See “Legacy Incentive Plan” on page 36 for more information.
(3)	Consists of 333,333 Restricted Shares which vested on March 11, 2021 at a market price of $4.72.
(4)	Consists of 16,666 Restricted Shares which vested on March 11, 2021 at a market price of $4.72.

Director Compensation for Fiscal 2022

In view of ensuring that the Company provides market competitive compensation opportunities to its non-executive directors, the Board has a new compensation mix for non-executive directors for fiscal 2022. As Gold Royalty continues to grow, the Company’s objective is to move compensation towards the median levels relative to the market, and target non-executive director compensation to between the 25th percentile and 50th percentile of the 2022 Peer Group.

Effective January 1, 2022, the elements of compensation for non-executive directors will include:

●	annual cash compensation, comprised of:

○	Board remuneration, delivered in the form of a retainer;

○	committee remuneration for services as a chair of a committee of the Board, delivered in the form of additional retainers;

●	deferred compensation, comprised of:

○	equity grants, awarded in the form of Options and RSUs/DSUs; and

●	reasonable expenses.

Annual Cash Compensation

The annual fixed board retainer paid to independent Board members will form the competitive foundation of the Company’s director compensation program. The Lead Director is compensated at a premium to account for additional responsibilities associated with the role, and committee retainers are paid to committee chairs and serves as additional compensation for the time and expertise required to serve on different committee and in such positions.

Deferred Compensation

Equity-based compensation will generally be awarded to a director in the form of Options, RSUs, or DSUs. The grant of DSUs will help Gold Royalty create long-term shareholder alignment with non-executive directors. The inclusion of equity grants as part of the director compensation mix is to attract, retain and motivate high quality performance of directors whose judgment, initiative and effort is largely depended on by the Company for successful conduct of its business. Further, equity-based compensation is intended to encourage and enable directors to acquire and retain equity-based awards in Gold Royalty to further align their efforts with shareholder interests and to build their share ownership in the Company.

Generally speaking, equity may be granted under the following situations: (i) upon a director’s re-election to the Board each year, upon which RSUs or DSUs may be taken in lieu of cash for retainers earned; and (ii) the Board may, at its discretion, grant one-time equity awards to directors at any time in return for extraordinary service to Gold Royalty or to reward them for their initial appointment to the Board.

Legacy Incentive Plan

The Legacy Incentive Plan was approved by the Board and ratified on October 19, 2020 by our sole shareholder at that time. The Legacy Incentive Plan was intended to provide a means for the Company to attract and retain key employees, officers, directors and consultants and to motivate them to exercise their best efforts on behalf of the Company and align their interests with those of our shareholders. The Legacy Incentive Plan provided for the grant of non-qualified stock options, incentive stock options and restricted awards and is administered by the Board. The aggregate number of our Shares that could be issued pursuant to grants under the Legacy Incentive Plan was 2,000,000 Shares. On October 19, 2020, the Company issued 1,500,000 Restricted Shares to certain officers and directors of the Company and GoldMining Inc. under the Legacy Incentive Plan, the terms of which were subsequently amended on January 10, 2021.

The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the Restricted Shares will be deemed forfeited and surrendered by the holder thereof to the Company without the requirement of any further consideration. The performance conditions were as follows: (a) with respect to one-third of the Restricted Shares awarded to the holder, if the Company’s initial public offering or any liquidity event (being any liquidation, dissolution or winding-up of the Company or distribution of all or substantially all of the Company’s assets among shareholders or a change of control transaction) occurs that values the Company at a minimum of $50,000,000 (condition met); (b) with respect to one-third of the Restricted Shares awarded to the holder, if the Company receives $1,000,000 of royalty payments under any of the Company’s royalty interests prior to October 19, 2023; and (c) with respect to one-third of the Restricted Shares awarded to the holder, if the holder continues to be a director, officer, employee or consultant of the Company or an entity that is under common control with the Company for a period of one year after the Company’s IPO is completed.

The performance condition in (a) above has since been met. As of the date hereof, there are 1,000,002 Restricted Shares outstanding. Accordingly, one-half of the outstanding Restricted Shares awarded to the holder are subject to the performance condition in (b) above, and one-half of the outstanding Restricted Shares awarded to the holder are subject to the performance condition in (c) above.

No further grants will be made under the Legacy Incentive Plan.

Long-Term Incentive Plan

The maximum number of Shares that may be reserved for issuance under the LTIP is 10% of the number of issued and outstanding Shares on a non-diluted basis from time to time. The LTIP is available to directors, key employees, including officers, and consultants of Gold Royalty, as determined by the Board and the Compensation Committee.

Gold Royalty adopted the LTIP on March 7, 2021 (the “Effective Date”), which allows for a variety of equity based awards that provide different types of incentives to be granted to certain of Gold Royalty’s and its subsidiaries’ officers, directors, employees and consultants (in the case of Options, performance share units (“PSUs”) and restricted share units (“RSUs”)) and to Non-Employee Directors (as defined in the LTIP) (in the case of deferred share units (“DSUs”)). Options, PSUs, RSUs and DSUs are collectively referred to herein as “Awards”. The following discussion is qualified in its entirety by the text of the LTIP. The aggregate number of Shares issuable under the LTIP in respect of awards will not exceed 10% of the aggregate number of Shares issued and outstanding from time to time.

The LTIP is intended to provide a means whereby Gold Royalty may attract and retain key employees, officers, directors and consultants and motivate them to exercise their best efforts on behalf of Gold Royalty and align their interests with those of its shareholders. The plan is administered by the Board, or if the Board by resolution so decides, the Compensation Committee.

Under the terms of the LTIP, the Board, or if the Board by resolution so decides, the Compensation Committee and/or any member of the Board, may grant Awards to eligible participants, as applicable. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, other than a transfer or assignment to a RRIF, RRSP or TFSA, of which the participant is and remains the annuitant, or to a corporation, of which the participant is and remains the sole shareholder, or a transfer or assignment in the event of the death of a participant.

The LTIP provides that appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change of the Shares, share split or consolidation, distribution, merger or amalgamation, in the Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP.

The maximum number of Shares reserved for issuance, in the aggregate, under the LTIP or pursuant to awards under any other established share compensation arrangement, shall not exceed 10% of the aggregate number of Shares issued and outstanding from time to time, provided that no more than 2,000,000 Shares may be issued in the aggregate pursuant to the exercise of Options granted under the LTIP.

The maximum number of Shares that may be: (a) issued to insiders of Gold Royalty within any one-year period, and (b) issuable to insiders of Gold Royalty at any time, in each case, under the LTIP alone, or when combined with all of Gold Royalty’s other security-based compensation arrangements, cannot exceed 10% of the aggregate number of Shares issued and outstanding from time to time determined on a non-diluted basis. The maximum number of Shares issuable to any one individual under the LTIP alone, or when combined with all of Gold Royalty’s other security-based compensation arrangements, cannot exceed 5% of the aggregate number of Shares issued and outstanding on the applicable grant date.

For the purposes of calculating the maximum number of Shares reserved for issuance under the LTIP, any issuance from treasury by Gold Royalty that is issued in reliance upon an exemption under applicable stock exchange rules applicable to share compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of Gold Royalty shall not be included. All of the Shares covered by the exercised, cancelled or terminated Awards will automatically become available Shares for the purposes of Awards that may be subsequently granted under the LTIP. As a result, the LTIP is considered an “evergreen” plan.

The aggregate equity value of DSUs that are eligible to be settled in Shares granted to a Non-Employee Director, within a one-year period, pursuant to all security-based compensation arrangements of the Corporation shall not exceed $150,000.

An Option entitles the participant to acquire Shares from treasury and shall be exercisable during a period established by the Board which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the Option or such shorter period as the Board may determine. The minimum exercise price of an Option will not be less than the closing price of the Shares on the applicable stock exchange on the last trading day before the date such Option is granted. The LTIP will provide that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of Options, the LTIP has a cashless exercise feature pursuant to which a participant may elect to undertake either a broker assisted “cashless exercise” or a “net exercise” subject to the procedures set out in the LTIP, including the consent of the Board, where required. If a participant elects to exercise Options under the “net exercise” procedures, the participant can elect to receive cash or a number of Shares equal to (a) the number of Shares underlying Options multiplied by (b) the market value of the Shares at such date less the exercise price of such Options, (c) divided by the market value of the Shares at such date, subject to acceptance by the Board and provided that satisfactory arrangements have been made to pay any applicable withholding taxes.

All Options granted under the LTIP shall be Non-Qualified Stock Options (as defined in the LTIP) unless the applicable Award agreement expressly states that the Option is intended to be an Incentive Stock Option (as defined in the LTIP). No Option shall be treated as an Incentive Stock Option unless the LTIP has been approved by the shareholders of Gold Royalty within 12 months following the Effective Date and in a manner intended to comply with applicable shareholder approval requirements.

RSUs, PSUs and DSUs are substantially like “phantom” shares, the implied value of which will rise and fall in value based on the fair market value of the Shares and are redeemable, at the discretion of Gold Royalty, for cash, Shares from treasury or a combination of Shares from treasury and cash. The fair market value of the Shares, on a particular date, is determined based on the closing price for the Shares on the applicable stock exchange for the trading day on which the Shares traded immediately preceding such date. The terms and conditions of grants of RSUs, PSUs and DSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Awards, will be set out in the participant’s grant agreement.

For each PSU awarded under the LTIP, the Board will establish (a) the applicable performance criteria and other vesting conditions, and (b) the period of time in which such performance criteria and other vesting conditions must be met, in order for a participant to be entitled to receive Shares in exchange for his or her PSUs. Subject to the provisions of any award agreement and the provisions of the LTIP, all vested RSUs and PSUs will be settled as soon as practicable following the date on which the Board determines that the performance criteria and/or other vesting conditions with respect to the RSU and/or PSU have been met, but in all cases RSUs and PSUs will be settled prior to (a) three years following the date of grant of the RSU or PSU, if settled by payment of cash equivalent or through purchases by Gold Royalty on the participant’s behalf on the open market, or (b) ten years following the date of grant of the RSU or PSU, if the RSU or PSU will be settled by the issuance of Shares from treasury.

Eligible Directors may receive all or a portion of their compensation in the form of a grant of DSUs in each fiscal year. The number of DSUs will be calculated as the amount of the Eligible Director’s compensation elected to be paid in DSUs divided by the market value (as defined in the LTIP). Each Eligible Director will be entitled to redeem his or her DSUs during the period commencing on the business day immediately following his or her termination date and ending on the date that is not later than the 90th day following such termination date, or such shorter redemption period as set out in the relevant DSU agreement.

The following table describes the impact of certain events upon the rights of holders of Awards under the LTIP, including termination for cause, resignation, retirement, termination other than for cause, and death or disability, subject to the terms of a participant’s employment agreement, award agreement and the change of control provisions described below:

Event	Provisions
Termination for cause	Immediate forfeiture and termination of all vested and unvested Awards.

Resignation, retirement and termination other than for cause

Options: Forfeiture and termination of all unvested Options and all vested Options shall expire on the earlier of 90 days after the effective date of such resignation, retirement and termination or the expiry date of such Option or such longer period as the Board may determine in its sole discretion.

RSUs, PSUs and DSUs: All vested RSUs, PSUs or DSUs granted shall be paid out in accordance with their terms and all unvested RSUs, PSUs or DSUs will terminate on the effective date of such resignation, retirement or termination or such longer period as the Board may determine in its sole discretion.

Death or disability

Options: All unexercised unvested Options will be deemed to have vested immediately on the effective date of such death or disability and all Options shall expire on the earlier of 12 months after the effective date of such death or disability, or the expiry date of such Option or such longer period as the Board may determine in its sole discretion.

RSUs, PSUs and DSUs: All unvested RSUs, PSUs or DSUs will be deemed to have vested immediately on the effective date of such death or disability and all RSUs, PSUs or DSUs shall be paid out in accordance with their terms.

Pursuant to the LTIP, when dividends (other than stock dividends) are paid on Shares, participants will receive additional DSUs, RSUs and/or PSUs (“Dividend Share Units”), as applicable, as of the dividend payment date. The number of Dividend Share Units to be granted to a participant will be determined by multiplying the aggregate number of DSUs, RSUs and/or PSUs, as applicable, held by the participant on the relevant record date by the amount of the dividend paid by Gold Royalty on each Gold Royalty Share, and dividing the result by the market value (as defined in the LTIP) on the dividend payment date. Any Dividend Share Units granted to a participant will be subject to the same vesting conditions and settlement terms as applicable to the related DSUs, RSUs and/or PSUs in accordance with the applicable award agreement.

In connection with a change of control of Gold Royalty, the Board will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity, provided that the Board may accelerate the vesting of Awards if: (a) the required steps to cause the conversion or exchange or replacement of Awards are impossible or impracticable to take or are not being taken by the parties required to take such steps (other than Gold Royalty); or (b) Gold Royalty has entered into an agreement which, if completed, would result in a change of control and the counterparty or counterparties to such agreement require that all outstanding Awards be exercised immediately before the effective time of such transaction or terminated on or after the effective time of such transaction.

The Board may, in its sole discretion, suspend or terminate the LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the LTIP or of any securities granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and applicable stock exchange approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or as required by applicable laws.

The Board may amend the LTIP or any securities granted under the LTIP at any time without the consent of a participant provided that such amendment shall: (a) not materially adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or upon the consent of the applicable participant(s); and (b) be in compliance with applicable law and with prior approval if required, of the shareholders of Gold Royalty and of any other stock exchange upon which Gold Royalty has applied to lists its shares, provided however that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

●	any amendment to the vesting provisions of the LTIP and any Award granted under the LTIP;

●	any amendment regarding the provisions governing the effect of termination of a participant’s employment, contract or office;

●	any amendment which accelerates the date on which any Award may be exercised under the LTIP;

●	any amendment necessary to comply with applicable law or the requirements of the applicable stock exchange upon which Gold Royalty has applied to list its shares or any other regulatory body;

●	any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the LTIP, correct or supplement any provision of the LTIP that is inconsistent with any other provision of the LTIP, correct any grammatical or typographical errors or amend the definitions in the LTIP; or

●	any amendment regarding the administration of the LTIP,

provided that the alteration, amendment or variance does not:

●	increase the maximum number of Shares issuable under the LTIP, other than an adjustment pursuant to a change in capitalization;

●	reduce the exercise price of Awards benefitting including cancellation and reissuance of an Award, except in the case of an adjustment pursuant to a change in capitalization;

●	extend the expiration date of an Award, except in the case of an extension due to black-out period;

●	remove or exceed the insider participation limits;

●	remove or exceed the Non-Employee Director participation limits;

●	amend the transfer provisions of the Awards; or

●	amend the amendment provisions of the LTIP.

As of the date hereof, the maximum number of Gold Royalty Shares available for grant under the LTIP is 13,382,559 of which 5,514,245 are subject to existing Awards.

The above summary is qualified in its entirety by the full text of the LTIP, a copy of which is available on Gold Royalty’s website at www.goldroyalty.com.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the securities authorized for issuance under equity compensation plans as of the financial year ended September 30, 2021.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1) (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Securityholders(2)	Nil	N/A	Nil
Equity Compensation Plans Not Approved by Securityholders(3)	3,016,200	$4.97	4,237,660
Total	3,016,200	$4.97	4,237,660

Notes:

(1)	This figure represents 3,016,200 outstanding Options having a weighted average exercise price of $4.97 and a weighted average remaining term of 4.49 years.
(2)	The Legacy Incentive Plan was previously ratified by our sole shareholder. 1,000,002 Restricted Shares remain outstanding under the Legacy Incentive Plan. No further grants will be made under the Legacy Incentive Plan. For more information, see “Legacy incentive Plan” on page 36.
(3)	The LTIP was adopted by the Company prior to the Company’s IPO. The maximum number of Shares reserved for issuance under the LTIP is 10% of the outstanding Shares of the Company on a rolling basis.

On October 19, 2020, the Company adopted the Legacy Incentive Plan, which provided for equity incentive awards in the form of Options and Restricted Shares. Pursuant to the Legacy Incentive Plan, the aggregate number of Shares that could be issued pursuant to grants thereunder was 2,000,000 Shares. In October 2020, the Company granted awards of an aggregate of 1,500,000 Restricted Shares to certain of the Company’s and GoldMining Inc.’s officers and directors. 499,998 Restricted Shares have vested and are no longer subject to such restrictions as a result of the satisfaction of a condition resulting from the completion of the IPO. 1,000,002 Restricted Shares remain outstanding under the Legacy Incentive Plan and are subject to cancellation if certain conditions are not met. No further grants will be made under the Legacy Incentive Plan. For further information, see the section on page 36 entitled “Legacy Incentive Plan”.

For further information on the LTIP, see the section on page 37 entitled “Long-Term Incentive Plan”, and for further information on the Legacy Incentive Plan, see the section on page 36 entitled “Legacy Incentive Plan”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Company’s or the Company’s subsidiaries’ directors, executive officers, employees, former directors, former executive officers, former employees, Nominees or associates of any of them, is or has been indebted to the Company or its subsidiaries, or to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries at any time since the beginning of the most recently completed financial year, and none of the foregoing persons, is indebted to the Company or its subsidiaries as of the date of this Information Circular.

CORPORATE GOVERNANCE

See “2021 Corporate Governance at a Glance” on page 11 of this Information Circular for a summary of Gold Royalty’s corporate governance practices in 2021.

The Company has reviewed its corporate governance practices against the requirements of the NYSE American and determined that its corporate governance practices do not differ significantly from those followed by U.S. companies under the NYSE American listing standards for corporate governance.

The following is a description of the Company’s corporate governance practices.

Board of Directors

Independence of the Board

The Board is currently comprised of eight directors, of whom three are independent. At the Meeting, six directors are being nominated for election, of which three are independent of the Company. Each of Warren Gilman, Alan Hair and Ken Robertson are considered “independent” as provided by Canadian National Instrument 52-110 – Audit Committees (“National Instrument 52-110”) and the NYSE American corporate governance standards (the “NYSE American Governance Rules”). David Garofalo, Amir Adnani, Glenn Mullan, C.F. “Trey” Wasser and Garnet Dawson are not considered “independent”. Of the directors standing for election at the Meeting, Messrs. Garofalo, Adnani and Mullan are not considered “independent” and Messrs. Gilman, Hair and Robertson are considered “independent”. If all Nominees are elected at the Meeting, the Board will be comprised of at least 50% “independent” directors under the NYSE American Governance Rules.

Under the applicable NYSE American Governance Rules and National Instrument 52-110, David Garofalo is not considered an independent director by virtue of his position as its President and Chief Executive Officer, each of Amir Adnani and Garnet Dawson is not considered to be an independent director as a result of their respective positions with GoldMining Inc. and each of Glenn Mullan and C.F. “Trey” Wasser is not considered to be an independent director as a result of their respective former officer positions with subsidiaries of Gold Royalty.

The independence of the directors is determined in accordance with National Instrument 52-110, which provides that a director is independent if he or she has no direct or indirect material relationship with the Company and its subsidiaries. A “material relationship” is defined to mean a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. The Company also determines independence of its directors pursuant to the NYSE American Governance Rules. The NYSE Governance Rules provides that no director qualifies as independent unless the Board affirmatively determines that the director has no material relationship with the Company that would interfere with the exercise of independent judgment.

The Chairman of the Board is not independent. However, the Board has appointed a Lead Director that is independent. The primary focus of the Lead Director is to provide leadership for the independent directors and ensure that the Board’s agenda enables it to successfully carry out its duties. The Lead Director chairs all independent director meetings and reports the results of these meetings to the President, Chief Executive Officer and Chairman. The independent directors are also able to meet at any time without members of management and non-independent directors being present, and are required to hold in camera meetings after each regularly scheduled Board meeting. The independent directors discharge their responsibilities for independent oversight of management through their representation on the Board.

Board Chair

Mr. Garofalo was appointed Chair of the Board on August 1, 2020. The Chair’s primary responsibilities include chairing all Board meetings, ensuring that the Board functions effectively, scheduling meetings, setting agendas, scheduling committee meetings, and ensuring that the Board meetings are organized properly. The Chair also ensures that all business required to come before the Board is presented to its members in a timely and appropriate manner.

Independent Lead Director

The Board has appointed Mr. Gilman, an independent member of the Board, as Lead Director. The Lead Director’s primary responsibility is to ensure that the Board functions independently of management and to act as principal liaison between the independent directors and the non-independent directors and the Chief Executive Officer. The Board has developed a mandate for the Lead Director which provides that the Lead Director shall, among other things:

●	in consultation with the Chair of Board, review and make recommendations with respect to the agenda for Board meetings;

●	ensure that independent directors have the opportunity to meet separately without non-independent directors and members of management of the Company;

●	request in camera sessions of the independent directors; and

●	provide leadership for the independent directors and ensure that the Board understands its responsibilities and can work cohesively.

The mandate of the Lead Director sets out the full description of the responsibilities of the Lead Director of the Board and is available at www.goldroyalty.com.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times a year, once every quarter. The Board meets as many times as necessary to address all current affairs and business. Each committee of the Board meets at least once each year or more frequently as necessary to deal with current business and affairs. The Audit Committee meets at least four times a year.

Independent Directors’ Meetings

During the financial year ended September 30, 2021, the independent directors met once. The Board may also excuse members of management and non-independent or conflicted directors from all or a part of any meeting where a conflict or potential conflict of interest arises or where otherwise appropriate. The Board has adopted a Board Mandate pursuant to which independent directors will be required to meet after every regularly scheduled Board meeting without the non-independent members and members of management in attendance.

All formal committees of the Board are made up of only independent directors. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board. During the financial year ended September 30, 2021, an ad hoc ESG & Sustainability Committee met twice. The committee was comprised of Mr. Hair, Mr. Dawson and Mr. Adnani. The Company has not appointed a formal ESG & Sustainability Committee, but may consider doing so in the future.

Director Commitments

Mr. Garofalo, our Chairman, Chief Executive Officer, President and director serves as a director on three additional public company boards: Great Panther Mining Limited, MineHub Technologies Inc. and Aris Gold Corporation. Mr. Garofalo contributes significant industry knowledge and leadership to our Board of Directors. Mr. Garofalo attended all meetings of our Board of Directors held in the financial year ended September 30, 2021, is consistently prepared for meetings and is appropriately engaged with management and the other members of our Board of Directors outside of meetings. Our Nominating and Corporate Governance Committee has determined that Mr. Garofalo’s other commitments have not limited his ability to devote the necessary time and attention to fulfill his responsibilities as a member of our Board of Directors.

Attendance Report

The following table sets forth meeting attendance records for each director in the financial year ended September 30, 2021, including each committee of which the director is a member.

Meeting Attendance
Director	Board Meetings	Independent Director Meetings	Audit Committee Meetings(1)	Compensation Committee Meetings(2)	Nominating and Corporate Governance Committee Meetings(3)
David Garofalo	5/5	-	-	-	-
Warren Gilman	5/5	1/1	2/2	2/2	2/2
Amir Adnani	5/5	-	-	-	-
Garnet Dawson	5/5	-	-	-	-
Ken Robertson	5/5	1/1	2/2	2/2	2/2
Alan Hair	5/5	1/1	2/2	2/2	2/2
C.F. "Trey" Wasser(4)	1/1	-	-	-	-

Notes:

(1)	The Audit Committee was established on March 8, 2021.
(2)	The Compensation Committee was established on March 8, 2021.
(3)	The Nominating and Corporate Governance Committee was established on March 8, 2021.
(4)	Mr. Wasser was appointed as a director of the Company on August 23, 2021.

Other Public Company Directorships

The following director Nominees of the Company are also directors of other reporting issuers.

Director	Other Reporting Issuers	Exchange	Dates
David Garofalo	Great Panther Mining Limited	Toronto Stock Exchange and NYSE American	April of 2020 to Present
	MineHub Technologies Inc.	TSX Venture Exchange	October of 2020 to Present
	Aris Gold Corporation	Toronto Stock Exchange	February of 2021 to Present
Warren Gilman	NexGen Energy Ltd.	New York Stock Exchange, Toronto Stock Exchange and Australian Stock Exchange	July of 2017 to Present
	Charaat Gold Holdings Ltd.	London Stock Exchange	March of 2019 to Present
	Queen's Road Capital Investment Ltd.	TSX Venture Exchange	May of 2019 to Present
	Aurania Resources Ltd.	TSX Venture Exchange	June of 2019 to Present
	Los Andes Copper Ltd.	TSX Venture Exchange	August of 2021 to Present
Amir Adnani	Uranium Energy Corp.	NYSE American	January of 2005 to Present
	GoldMining Inc.	Toronto Stock Exchange and NYSE American	August of 2010 to Present
	Uranium Royalty Corp.	TSX Venture Exchange and NASDAQ	August of 2019 to Present
Ken Robertson	Avcorp Industries Inc.	Toronto Stock Exchange	June of 2017 to Present
	Mountain Province Diamonds Inc.	Toronto Stock Exchange	June of 2020 to Present
Alan Hair	Great Panther Mining Limited	Toronto Stock Exchange and NYSE American	April of 2020 to Present
	Bear Creek Mining Corporation	TSX Venture Exchange	September of 2019 to Present
Glenn Mullan	Val-d'Or Mining Corporation	TSX Venture Exchange	February of 2010 to Present
	Cleghorn Minerals Ltd.	TSX Venture Exchange	February of 2010 to Present
	International Prospect Ventures Ltd.	TSX Venture Exchange	February of 2010 to Present
	Azimut Exploration Inc.	TSX Venture Exchange	February of 2020 to Present

Board Tenure and Renewal

The Company has not adopted any retirement or term limits for directors serving on the Board. The Company believes that maintaining an appropriate balance of tenure among directors is a part of the Board’s consideration. Longer serving directors bring valuable experience and knowledge with respect to our business and the royalty and streaming industry. Newer directors bring in fresh perspectives and ideas and additional expertise and experience.

While term and age limits could facilitate new viewpoints and ideas being brought to the Board, we believe they are counter-balanced by the disadvantage of losing directors who, over a period of time, have developed unique and specialized insights into our strategic initiatives and business and who provide valuable contributions to Board discussions and assessments. Our Nominating and Corporate Governance Committee regularly reviews and assesses our directors, and uses its discretion in the best interests of the Company and our shareholders to refresh the Board as necessary.

Board Mandate

The Board has the primary responsibility of supervising the management of the business and affairs of the Company and fostering the short and long-term success of the Company. In discharging its mandate, the Board is responsible for, among other things, the following:

●	the strategic planning process of the Company;

●	identifying principal risks of the Company’s business, and the implementation of risk management procedures and systems;

●	developing the Company’s approach to corporate governance issues and principles practices;

●	appointing, training and evaluating senior management and members of the Board;

●	providing newly elected directors with an orientation program to educate them on the Company, their roles and responsibilities;

●	reviewing and monitoring, with the assistance of the Audit Committee, the adequacy and effectiveness of the Company’s system of internal control over financial reporting;

●	ensuring the Company’s compliance with applicable laws and regulations, and timely disclosure of corporate information and regulatory reporting; and

●	reviewing recommendations of the Company’s Compensation Committee with respect to the compensation of senior management.

A copy of the Board’s written mandate is available on the Company’s website at www.goldroyalty.com and is attached hereto as Schedule “A”.

Diversity and Inclusion

The Company believes that diverse perspectives enhance its organizational strength, problem solving ability and opportunity for innovation. Furthermore, the Company recognizes that diversity of skill and experience is a critical and valuable consideration in the assessment of the Board, its composition and prospective nominee candidates as well as the composition of its senior management team.

The Corporation has adopted a written Diversity Policy (the “Diversity Policy”) promoting diversity within the Company and all of its subsidiaries, which encompasses its policy relating to the identification and nomination of: (i) women; (ii) Indigenous peoples; (iii) persons with disabilities; and (iv) members of visible minorities (collectively, “Diversity Groups”) as directors and members of senior management (as defined in the Diversity Policy). The Nominating and Corporate Governance Committee has the responsibility for the oversight and implementation of this policy.

The Diversity Policy provides that when considering the composition of, and individuals to nominate or hire to, the board of directors and senior management positions, the Nominating and Corporate Governance Committee and the board of directors, as applicable, will consider diversity from a number of aspects, including, but not limited to, gender, age, disability, ethnicity and cultural diversity. The Nominating and Corporate Governance Committee monitors, on an ongoing basis, the implementation and effectiveness of the Diversity Policy, and annually or otherwise when applicable, assesses: (i) the mix of diversity, skill and expertise on the board of directors and in executive officer positions; (ii) measurable objectives set pursuant to the Diversity Policy; and (iii) progress in achieving such measurable objectives. The Company’s Diversity Policy provides that the Nominating and Corporate Governance Committee will report its assessments to the board which, combined with the oversight by the Nominating and Corporate Governance Committee and ongoing monitoring of representation levels, serves to ensure the implementation of the Diversity Policy.

The Nominating and Corporate Governance Committee takes gender, age, disability, ethnicity, cultural diversity, and skill into consideration as part of its overall recruitment and selection process in respect of potential candidates for the board of directors and executive officer positions. Accordingly, when searching for new directors, executive officers, and members of senior management, the Nominating and Corporate Governance Committee will consider the level of representation of the four designated Diversity Groups on the board of directors and among the Corporation’s executive officers and senior management. This will be achieved by monitoring the level of representation of the four designated Diversity Groups on the Board, and in executive officer and senior management positions. Furthermore, the Corporate Governance and Nominating Committee has made a commitment to the recruitment from Diversity Groups by making the identification of Diversity Group candidates a key search criterion.

Other than as set forth herein, the Company has not adopted a formal target regarding any of the four designated Diversity Groups in director, executive officer or senior management positions. The Company believes that diversity is an important factor when identifying candidates for director, executive officer and senior management positions and, to that end, encourages members of the Diversity Groups to apply for open positions. The Company evaluates diversity as one of a variety of factors when considering a candidate, including their skills, expertise, experience and personal characteristics.

In order to promote and foster Board gender diversity, in 2021, the Board adopted a target to have at least one female director on the Board by the Company’s annual meeting in 2023, and at least 30% of the Board being comprised of female directors by the annual meeting in 2025. In order to support the Board in meeting such target, the Board will encourage practices that: (i) require any search for nominees to the Board to specifically include diverse candidates generally, and female candidates in particular; and (ii) the Nominating and Corporate Governance Committee and the Board will annually assess progress on achieving such target, including an assessment of the percentage of potential candidates that are part of the Diversity Groups, and the percentage of Board members who are part of the Diversity Groups.

The Company currently has no female directors, one female executive officer or member of senior management representing 20% of our total executive officers and senior management. The Company currently has one Board member that is a visible minority, representing 12.5% of our existing number of directors and two executive officers and members of senior management, which are visible minorities, representing 40% of our total executive officers and senior management. No Indigenous peoples or persons with disabilities currently serve on the Board or hold any executive officer positions within the Company. The Company continues to be committed to ongoing review with respect to the diversity of its directors, executive officers and members of senior management.

Environment, Sustainability and Corporate Social Responsibility

The Board has adopted an ESG and Sustainability Policy which sets out the Company’s commitment to furthering responsible and sustainable mineral development as a means to create long-term value for its stakeholders. The Company does not operate any of the mineral properties which it invests in or provides financing to and does not have the power to control the operations of any such properties. Nonetheless, the Company recognizes the importance of acquiring interests in projects that are operated by companies who share a commitment to responsible resource exploration, development and extraction. A copy of the Company’s ESG and Sustainability Policy is available on the Company’s website at www.goldroyalty.com.

Risk Management

Pursuant to the Board Mandate, the Board is required to ensure that management identifies the principal risks of the Company’s business and implement appropriate systems and procedures to manage such risks. The Board regularly reviews the Company’s goals and strategies with management while taking into account the new opportunities and key risks of the business. On a quarterly basis, the Board receives a risk report which provides insight on risks which may impact Gold Royalty or its operations.

The Company’s business as a gold-focused royalty and streaming company with a diversified portfolio is a long-term strategy that remains constant. Gold Royalty is focused on growing net asset value on a long-term, per share basis. As a company that operates in a highly cyclical business, the Board considers that the most significant risks facing our business vary from time to time depending on the prevailing economic climate and the specific nature of our activities at the relevant time.

The Board from time to time reviews and considers general and specific risks faced by Gold Royalty. The Board closely monitors and analyzes the potential vulnerability of our operations and financial condition in light of risks that arise in respect of our business. Management is tasked with identifying risks and assigning ratings to such risks to assess each risk’s impact, likelihood of occurring, and the effectiveness of current processes to manage and mitigate any such risks.

For a full discussion of the risks which may impact our business, please see the risk factors outlined in the Company’s final long form prospectus and related United States prospectus dated March 8, 2021 and other disclosure documents, which are available under our profile at www.sedar.com and www.sec.gov.

Position Descriptions

We have written position descriptions for each of the President and Chief Executive Officer, Chief Financial Officer, Chief Development Officer and Lead Director. The descriptions are reviewed and approved by the Board and the Nominating and Corporate Governance Committee.

The Company does not maintain a separate written description of the roles of the Chairman or chairs of each of the committees of the Board. However, the Company has developed a mandate for the Lead Director and charters for each of the committees of the Board, all of which are available on the Company’s website at www.goldroyalty.com.

Orientation and Continuing Education

Pursuant to the Board Mandate, the Board will provide newly elected directors with an orientation program to educate them on the Company, their roles and responsibilities on the Board or Board committees, as well as the Company’s internal controls, financial reporting and accounting practices. In addition, directors will, from time to time, as required, receive:

(i)	training to increase their skills and abilities, as it relates to their duties and their responsibilities on the Board; and

(ii)	continuing education about the Company to maintain a current understanding of the Company’s business, including its operations, internal controls, financial reporting and accounting practices.

When a new director is appointed, such director has the opportunity to meet other directors, executives, management and employees of the Company with orientation tailored to the needs and experience of the new director, as well as the overall needs of the Board. New Board members are provided with information respecting the Company and its business and operations.

The Company relies on the advice of its professional advisors to update the knowledge of its Board members in respect of changes in relevant policies and regulations. Each of the directors are also directors of other publicly traded companies and are benefiting from exposure to boards of directors of such companies. New Board members are generally selected on the basis of their breadth of experience with respect to the mining, royalty and streaming industry, having regard to the requirements for appropriate skill sets required by the Company.

As an ongoing process, the Board considers executive and management development (including training and monitoring of senior executives and management) based mainly on periodic reports from the Compensation Committee and the Nominating and Corporate Governance Committee. The Board also receives, on a regular basis, materials of interest, including analyst reports and industry reports, and reports regarding the Company. Board members are encouraged to communicate with executives, management, auditors and technical consultants to keep themselves current with the business and affairs of the Company and with respect to developments within the mining, royalty and streaming industry. Board members have free and full access to the Company’s records at all times. Board members are also encouraged to attend seminars or conferences of interest and relevance to their position as a director of the Company.

Code of Business Conduct and Ethics

The Company has adopted a written code of business conduct and ethics (the “Code of Conduct”) to assist its employees, officers and directors to maintain the highest standards of ethical conduct in corporate affairs and to encourage a culture of honesty, accountability and fair business practice. The Code of Conduct reflects the Company’s commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which everyone at the Company is expected to comply.

The Code of Conduct addresses fair dealing, insider trading, compliance with laws, regulations and rules, conflicts of interest, corporate opportunities, accepting and giving gifts, public disclosure, shareholder relations, use of the Company’s property, handling of confidential information, safety and health, discrimination and harassment and reporting of violations of the Code of Conduct. Any person subject to the Code of Conduct will be required to disclose interests that may give rise to conflicts of interest. To ensure the directors exercise independent judgement in considering transactions and agreements in which a director or executive officer has a material interest, any such director or executive officer removes himself or herself during any related Board discussions and such director does not cast a vote on any matter in respect of which such director has a material interest. The Code of Conduct also addresses matters concerning public disclosure and provides that communications with the public concerning the Company are full, fair, accurate, timely and understandable, and in accordance with the disclosure requirements under applicable securities laws.

The Board will have the ultimate responsibility for the administration of the Code of Conduct, and the Nominating and Corporate Governance Committee of the Company will periodically review the Code of Conduct The Board monitors compliance with the Code of Conduct by requiring any person subject to the Code of Conduct to report breaches thereof to the attention of the appropriate supervisor or to the President Chief Executive Officer, Chief Financial Officer or such other senior officer of the Company as may be designated from time to time. The Code of Conduct is available on the Company’s website at www.goldroyalty.com.

Whistleblower Policy

The Company has also adopted a whistleblower policy (the “Whistleblower Policy”) wherein directors, officers and employees of the Company are provided with the mechanics by which they may raise concerns or complaints about the accuracy, fairness or appropriateness of any of the Company’s accounting policies or financial reports including corporate reporting and disclosure, accounting and auditing controls and procedures and any violations of applicable legal and regulatory requirements relating to securities compliance and other matters pertaining to fraud against shareholders of the Company. The Whistleblower Policy provides information regarding who to contact with a complaint or concern and how the Company will respond to a complaint or concern.

A copy of the Whistleblower Policy is available on the Company’s website at www.goldroyalty.com.

Nomination of Directors

Our Board is responsible for approving candidates for Board membership. However, the Board has delegated the screening and recruitment process to our Nominating and Corporate Governance Committee, which is composed entirely of independent directors. The Nominating and Corporate Governance Committee is tasked with identifying and recruiting new candidates for nomination and recommending appropriate criteria for the selection of nominees. Qualified candidates are those who, in the judgment of the Nominating and Corporate Governance Committee, possess a sufficient mix of experience and personal attributes that would ensure the effectiveness of our Board.

In considering the long-term effectiveness of the Board, the Nominating and Corporate Governance Committee considers, among other things:

●	the independence of each director;

●	the competencies and skills of the Board as a whole;

●	the current experience, skills and personal attributes represented by each director;

●	diversity of the Board; and

●	the strategic direction of the Company.

The Nominating and Corporate Governance Committee does not set specific minimum qualifications for director positions. Rather, nominations for election or re-election to the Board are based on the needs of the Board, as well as a particular candidate’s merits, skills, and needs. In evaluating candidates for nomination for election as directors, the Nominating and Corporate Governance Committee will consider an individual’s independence, skills, experience, diversity, personal integrity and judgment, and the ability to devote adequate time to discharge their duties and responsibilities as a Board member. Please see “Director Qualifications and Experience” on page 15 for further discussion regarding each individual director nominee’s particular areas of expertise.

The Board prefers a mix of backgrounds and experiences among its members. The Board does not follow any ratio or formula to determine the appropriate mix, and instead, uses its judgment to identify and determine nominees whose backgrounds, attributes and experiences, taken as a whole, will contribute to high standards of Board service. However, in order to promote and foster gender diversity on the Company’s Board, the Board adopted a target to have at least one female director on the Board by the Company’s annual meeting in 2023, and at least 30% of the Board being comprised of female directors by the annual meeting in 2025. In order to support the Board in meeting such target, the Board has implemented practices that require any search for nominees to the Board to specifically include diverse candidates generally and women candidates in particular.

Majority Voting Policy

The Board has adopted a policy which requires that any director nominee who receives a greater number of votes “withheld” from his or her election than votes “for” such election to promptly tender his or her resignation to the Board, to be effective upon acceptance by the Board. The Nominating and Corporate Governance Committee will review the circumstances and, in its discretion, make a recommendation to the Board as to whether or not to accept the tendered resignation. The Board must determine whether or not to accept the tendered resignation as soon as reasonably practicable and in any event within 90 days of the election. The Board will accept the tendered resignation absent exceptional circumstances and the resignation will be effective when accepted by the Board. The Company will promptly issue a news release with the Board’s decision. If the Board determines not to accept a resignation, the news releases will state the reasons for that decision. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The director nominee whose resignation has been tendered may not participate in any committee or Board votes concerning his or her resignation. This policy does not apply in circumstances involving contested director elections.

Board Assessments

The Board is committed to regular reviews and assessments of the effectiveness of the Board, the committees of the Board, and individual directors. The Board, the Committees and each director performs an annual self-assessment on its, his or her contribution and effectiveness. The Nominating and Corporate Governance Committee annually reviews, evaluates and makes recommendations to the Board regarding the Board, the committees and individual directors.

The Board establishes appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members. Such assessment considers, in the case of the Board or a committee of the Board, its mandate or charter; and, in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board. The Nominating and Corporate Governance Committee recommends to the Board any changes that would enhance the performance of the Board based on a variety of assessment criteria. During the financial year ended September 30, 2021, the Board conducted a board effectiveness assessment with regard to each of our Company’s directors. Our Board determined that each of the Company’s directors meets a high standard in terms of meeting attendance, preparation and engagement with the Company. All are highly effective and bring a diverse set of backgrounds and expertise to the Board.

Share Ownership Requirement

Each non-executive director of the Company is required to hold Shares having a value equal to at least three times the amount of the annual cash retainer paid to such directors. The share ownership requirement must be attained within the later of five years of becoming a director of the Company or the date of the adoption of the share ownership policy by the Company.

For information regarding share ownership of the nominees, please see “Election of Directors” on page 12.

Our share ownership policy for our NEOs requires our executive officers to hold Shares having a value equal to at least three times the amount of their base salary. NEOs will have five years from the date of the adoption of the policy to achieve the required threshold.

Committees of the Board

The Board has the following three standing committees, the members of which are set out under the director biographies on page 13:

●	the Audit Committee;

●	the Compensation Committee; and

●	the Nominating and Corporate Governance Committee.

Each of the committees are comprised entirely of independent directors and report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.

Audit Committee

The purpose of the Audit Committee is to provide independent and objective oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls. The Audit Committee assists the Board with its oversight of, among other things: (i) the integrity of the financial statements of the Company and its subsidiaries; (ii) communication between the Board and the external auditor; and (iii) the qualifications and independence of the Company’s auditors.

Audit Committee Charter

The Audit Committee operates under a written charter that sets out its responsibilities and composition requirements. A copy of the charter is attached to this Information Circular as Schedule “B”.

Composition of the Audit Committee

As of the date hereof, the members of the Audit Committee are Mr. Gilman, Mr. Robertson and Mr. Hair. Each member of the Audit Committee is considered “financially literate” as defined in National Instrument 52-110. Each member of the Audit Committee is also considered independent pursuant to National Instrument 52-110, Rule 10A-3 of the Exchange Act and the NYSE American Governance Rules. Mr. Robertson is the Chair of the Audit Committee. Mr. Robertson has been identified as an audit committee financial expert as defined by the rules and regulations of the SEC. Mr. Robertson was previously a partner and Global Mining & Metals Group Leader with EY. Mr. Robertson is a Chartered Professional Accountant and holds a Bachelor of Commerce degree from McMaster University and the ICD.D designation from the Institute of Corporate Directors. The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and Board in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

Relevant Education and Experience

The following relevant education and experience of the members of the Audit Committee have been used in assessing their financial literacy:

Mr. Robertson. Mr. Robertson is a Chartered Professional Accountant with 43 years of experience in finance and accounting. Mr. Robertson was previously a partner and Global Mining & Metals Group Leader with EY, where he developed extensive experience in initial public offerings, financings, governance and securities regulatory compliance. Mr. Robertson has experience serving as an independent director and audit committee member of other reporting companies. Mr. Robertson holds a Bachelor of Commerce degree from McMaster University and the ICD.D designation from the Institute of Corporate Directors.

Mr. Gilman. Mr. Gilman is a mining engineer with nearly 40 years of experience in investment banking and the global resource sector. Mr. Gilman’s relevant experience includes previously being the Managing Director and Head of the Asia Pacific Region at CIBC for 10 years, where he was responsible for all of CIBC’s activities across Asia. He obtained a Bachelor of Science in mining engineering from Queen’s University and an MBA from the Ivey Business School at Western University.

Mr. Hair. Mr. Hair is a senior executive with nearly forty years of international experience in the mining and metals industry. Through his executive experience, which includes having been President and Chief Executive Officer of Hudbay Minerals Inc. from 2016 to July 2019, Mr. Hair has experience with financial matters, including practical experience reviewing and interpreting financial statements. Mr. Hair holds a Bachelor of Science degree in Mineral Engineering from the University of Leeds and the ICD.D designation from the Institute of Corporate Directors.

Audit Committee Oversight

At no time since the commencement of Gold Royalty’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee Charter provides that the Audit Committee shall pre-approve all non-audit services to be provided by the external auditors of Gold Royalty.

External Auditor Service Fees

PricewaterhouseCoopers LLP has served as Gold Royalty’s auditors since October 7, 2020. Fees payable to PricewaterhouseCoopers LLP for services rendered for the financial year ended September 30, 2021, are detailed in the table below.

Year Ended September 30, 2021 ($)
Audit Fees	98,587
Audit-Related Fees	102,939
Tax Fees	12,687
All Other Fees	Nil
Total	214,213

Notes:

(1)	Audit fees were for professional services rendered by the auditors for the audit and review of Gold Royalty’s financial statements regarding statutory and regulatory filings.
(2)	Audit-related fees are for services rendered by Gold Royalty’s auditors related to the performance of the audit of Gold Royalty’s financial statements and are not reported under the category “Audit Fees” above.
(3)	Tax fees were for tax advisory services.
(4)	Total fees represent professional services rendered and do not include any out-of-pocket disbursements or fees associated with filings made on Gold Royalty’s behalf. These additional costs are not material as compared to the total professional services fees.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board in respect of filling of vacancies on the Board and as to nominees for the Board. On an annual basis, the Board reviews its strategies to determine the composition of the Board and the appropriate candidates to be put forth for election as directors at annual general meetings. The review takes into account the desirability of maintaining a balance of skills, experience, background and diverse perspectives. The Nominating and Corporate Governance Committee is comprised of Mr. Gilman, Mr. Robertson and Mr. Hair. Each of Mr. Gilman, Mr. Robertson and Mr. Hair are considered independent pursuant to National Instrument 52-110 and the NYSE American Governance Rules. Mr. Hair is the Chair of the Nominating and Corporate Governance Committee.

Each of the members of the Nominating and Corporate Governance Committee have direct experience in corporate governance, enabling the committee to make decisions on the appropriateness of the Company’s corporate governance practices and nomination process. Mr. Gilman’s relevant experience includes previously being the Managing Director and Head of the Asia Pacific Region at CIBC for 10 years, where he was responsible for corporate governance and nominating activities for the region. Each of the members of the Nominating and Corporate Governance Committee have held senior leadership positions as officers or directors of other publicly traded companies and have experience in developing and monitoring the effectiveness of corporate governance practices and leading the candidate selection process to identify qualified individuals to serve on the Board. Each of Mr. Robertson and Mr. Gilman are also members of the Nominating and Corporate Governance Committees of other publicly traded companies and are benefiting from exposure to the Nominating and Corporate Governance Committees of such companies. Each of Mr. Hair and Mr. Robertson hold the ICD.D designation from the Institute of Corporate Directors.

The Nominating and Corporate Governance Committee is responsible for developing and establishing corporate governance guidelines and practices for the Board and the Company, for assessing the overall effectiveness and composition of the Board and committees of the Board and for providing recommendations to the Board for suitable nominations of directors at annual general meetings of Shareholders and the filling of vacancies on the Board. In fulfilling its mandate, the Nominating and Corporate Governance Committee, among other things:

●	develops and recommends to the Board a set of corporate governance policies and practices, and annually assesses such governance policies and practices;

●	oversees the evaluation of the Board, committees of the Board, and the contribution of individual directors;

●	reviews and approves of all material corporate governance disclosure;

●	ensures appropriate processes are established by the Board to oversee strategic direction and development, and to oversee the Company’s investor relations and public relations activities;

●	manages succession planning for management and the Board;

●	establishes procedures for Board meetings to ensure that the Board functions independently and effectively;

●	reviews and resolves reports of violations of the Company’s Code of Conduct and Ethics;

●	identifies and recommends individuals to the Board for nomination as members of the Board and its committees; and

●	reviews and recommends to the Board strategic corporate policies.

On an annual basis, the Board and the Nominating and Corporate Governance Committee review Gold Royalty’s strategies to determine the composition of the Board and the appropriate candidates to be nominated for election as directors at annual general meetings. This review takes into account the desirability of maintaining a balance of skills, experience and background. In identifying new candidates for the Board, the Nominating and Corporate Governance Committee considers what competencies and skills the Board, as a whole, should possess and assesses what competencies and skills each existing director possesses, considering the Board as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

It is the responsibility of the Nominating and Corporate Governance Committee to regularly evaluate the overall efficiency of the Board and its Chairman and all board committees and their chairs. As part of its mandate, the Nominating and Corporate Governance Committee conducts the process for the assessment of the Board, each committee and each director regarding his, her or its effectiveness and contribution, and reports evaluation results to the Board on a regular basis.

A copy of the Nominating and Corporate Governance Committee charter is available at www.goldroyalty.com.

Compensation Committee

The Compensation Committee is appointed by the Board to, among other things, discharge the Board’s responsibilities relating to compensation of the Company’s directors and officers. The Compensation Committee periodically reviews the adequacy and form of compensation to ensure it realistically reflects the responsibilities and risks involved in being an effective director or officer and that compensation allows the Company to attract qualified candidates. Such review includes an examination of publicly available data, as well as independent compensation surveys.

The Compensation Committee, among other things, annually reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluates the Chief Executive Officer’s performance in light of those goals and objectives and determines the Chief Executive Officer’s compensation level based on this evaluation. The Compensation Committee meets without the presence of executive officers when approving the Chief Executive Officer’s compensation.

The Compensation Committee may also consult with outside, independent, compensation advisory firms, if deemed necessary. The Compensation Committee is comprised of Mr. Gilman, Mr. Robertson and Mr. Hair. Each of the members of the Compensation Committee is considered independent pursuant to National Instrument 52-110 and the NYSE American Governance Rules. Mr. Gilman is the Chair of the Compensation Committee. The Company is a “foreign private issuer” under the Exchange Act and is permitted pursuant to the NYSE American Governance Rules to follow its home country practice in respect of the composition of its Compensation Committee.

Each of the members of the Compensation Committee have direct experience in corporate executive compensation, enabling the Compensation Committee to make decisions on the competitiveness and appropriateness of Gold Royalty’s compensation policies and practices. Mr. Gilman’s relevant experience includes previously being the Managing Director and Head of the Asia Pacific Region at CIBC for 10 years, where he was responsible for compensation decisions for 3,000 personnel. Each of the members of the Compensation Committee have experience in capital markets, corporate governance and senior leadership including as officers or directors of other publicly traded companies. Each of the members of the Compensation Committee are also members of the Compensation Committees of other publicly traded companies and are benefiting from exposure to the Compensation Committees of such companies. Each of Mr. Robertson and Mr. Hair hold the ICD.D designation from the Institute of Corporate Directors.

Among other things, the Compensation Committee:

●	keeps abreast of current developments in board and executive compensation in companies engaged in similar industries;

●	recommends to the Board the remuneration to be paid by the Company to the Board;

●	oversees the activities of management responsible for administering the Company’s incentive compensation plans and equity-based plans;

●	determines and establishes with the Board and the Chief Executive Officer a broad compensation and benefits structure for the Company’s employees;

●	oversees the identification, consideration and management of risks associated with the Company’s compensation philosophy and programs;

●	evaluates the Chief Executive Officer’s performance, and sets the Chief Executive Officer’s compensation level based on such evaluation;

●	makes recommendations to the Board with respect to the compensation for senior executive officers other than the Chief Executive Officer; and

●	determines the Company’s recruitment, retention and termination policies for the Chief Executive Officer.

A copy of the Compensation Committee charter is available at www.goldroyalty.com.

Other Committees of the Board of Directors

Other than the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, there are no other committees of the Board of Directors.

From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board. During the financial year ended September 30, 2021, an ad hoc ESG & Sustainability Committee met twice. The committee was comprised of Mr. Hair, Mr. Dawson and Mr. Adnani. The Company has not appointed a formal ESG & Sustainability Committee, but may consider doing so in the future.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no person who is or has been a director or executive officer of the Company since the beginning of the Company’s last financial year, or any proposed Nominee for election as a director of the Company, or any of their associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Mr. Adnani, a director of Gold Royalty, serves as Chairman of GoldMining Inc. Mr. Still, the Director of Technical Services of Gold Royalty, is the Chief Executive Officer of GoldMining Inc. GoldMining Inc. currently owns 20,000,000 Shares of the Company, which represents approximately 14.9% of our issued and outstanding Shares.

Except as disclosed herein, no informed person of Gold Royalty, Nominee or any associate or affiliate of such informed person or Nominee, has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or will materially affect us or our subsidiaries, except any interest arising from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Shares who are resident in Canada.

For the purposes of this Information Circular, an “informed person” means (i) any of our directors or officers; (ii) a director or officer of a person or company that is itself an informed person; or (iii) any person or company who beneficially owns, directly or indirectly, and/or exercises control or direction over our voting securities carrying more than 10% of the voting rights attaching to all our outstanding voting securities.

REGISTRAR AND TRANSFER AGENT

Our registrar and transfer agent is TSX Trust Company located at 650 West Georgia Street, Suite 2700 Vancouver, BC V6B 4N9 and our U.S. co-transfer agent is Continental Stock Transfer & Trust Company located at 1 State St 30th Floor, New York, NY 10004.

OTHER BUSINESS

Our management knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matter(s) which are not known to our management shall properly come before the Meeting, the proxy given pursuant to the solicitation by our management will be voted on such matter(s) in accordance with the best judgment of the person(s) voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.goldroyalty.com. Additional financial information is provided in the Company’s comparative audited financial statements and management’s discussion and analysis (the “MD&A”) for the Company’s most recently completed financial year, which are also available on SEDAR. Shareholders may contact the Company to request a paper copy of the Meeting Materials or the Company’s comparative audited financial statements and MD&A at: toll free 1-833-396-3066 (extension 609), or by sending a written request to Suite 1830 – 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Attention: Chief Financial Officer. There is no cost to Shareholders for requesting a paper copy of the Meeting Materials or the comparative audited financial statements and MD&A.

SHAREHOLDER PROPOSALS

The final date by which the Company must receive any proposals for any matter that a person entitled to vote at an annual meeting of Shareholders proposes to raise at the next annual meeting of Shareholders is September 14, 2022, subject to the requirements of the Canada Business Corporations Act, R.S.C., 1985, c. C-44.

SHAREHOLDER nominations

The By-Laws of the Company include advance notice provisions, whereby Shareholders may nominate a candidate for election as a director of the Company. Such notice must be delivered prior to the Meeting and in accordance with the timelines and other requirements set forth in the By-Laws of the Company and in writing and proper form to the Company at Suite 1830 – 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Attention: Chief Executive Officer. Pursuant to the By-Laws, notice of a director nomination must be made, in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than thirty (30) days before the date of the annual meeting of shareholders, provided, however, if the first public announcement of the date of the annual meeting is made less than fifty (50) days prior to the meeting date, a director nomination must be made not less than ten (10) days following the day on which the first public announcement of the date of such annual meeting is to be made. In the case of a special meeting (which is not also an annual meeting) called for any purpose, including the election of directors to the Board, notice of director nominations must be made not less than fifteen (15) days following the day on which the first public announcement of the date of the special meeting of shareholders was made. The By-Laws of the Company also sets forth the information that a shareholder must include in its notice to the Company. A copy of the By-Laws of the Company is available under the Company’s profile on www.sedar.com. No nominations were received from the Shareholders for consideration at the Meeting.

APPROVAL OF INFORMATION CIRCULAR

The undersigned hereby certifies that the contents and the sending of this Information Circular have been approved by our directors.

DATED at Vancouver, British Columbia, Canada, as of the 14th day of December, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF GOLD ROYALTY CORP.

/s/ David Garofalo
David Garofalo
Chairman, Chief Executive Officer, President and Director

SCHEDULE “A”

BOARD MANDATE

BOARD OF DIRECTORS’ MANDATE

Effective December 7, 2021

1.	PURPOSE

1.1	The Board of Directors (the “Board”) of Gold Royalty Corp. (the “Company”) wishes to formalize the guidelines pursuant to which the Board governs the business of the Company. The guidelines are intended to be flexible and are intended to provide parameters and direction to the Board in conjunction with its obligations and mandate to oversee and direct the affairs of the Company.

1.2	The Board is responsible for the overall stewardship of the Company and for managing and supervising the management of the Company. The Board does not conduct day-to-day management of the Company. The Board shall at all times act in the best interests of the Company.

2.	ROLE AND RESPONSIBILITIES

2.1	The Board, directly and through its committees, is responsible for supervising the management of the business and affairs of the Company and is expected to focus on guidance and strategic oversight with a view to increasing shareholder value. In accordance with the Canada Business Corporations Act (the “Act”), in discharging his or her duties, each director must act honestly and in good faith, with a view to the best interests of the Company. Each director must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

2.2	The primarily goal of the Board is to act in the best interests of the Company to enhance long-term shareholder value while considering the interests of the Company’s various stakeholders, including shareholders, employees, the community and others.

2.3	The Board will develop and maintain the Company’s corporate governance approach, including developing a set of corporate governance principles specific to the Company (the “Governance Principles”) to guide the Board, its committees, the Company’s officers, management and employees in completing their duties, responsibilities and obligations in relation to the Company.

2.4	The Board is responsible for approving the Company’s significant operating policies and procedures, including reviewing and approving material changes to existing policies. The Board is also responsible for monitoring Company compliance, including Board compliance with these policies.

3.	STRATEGIC PLANNING PROCESS AND RISK MANAGEMENT

3.1	The Board shall adopt a strategic planning process to establish objectives and goals for the Company’s business and shall review, approve and modify as appropriate the strategies proposed by senior executives to achieve such objectives and goals. The Board shall review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business and affairs.

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3.2	The Board, in conjunction with management, shall be responsible to identify the principal risks of the Company’s business and oversee management’s implementation of appropriate systems to seek to effectively monitor, manage and mitigate the impact of such risks. Pursuant to its duty to oversee the implementation of effective risk management policies and procedures, the Board may delegate to applicable Board committees the responsibility for assessing and implementing appropriate policies and procedures to address specified risks, including delegation of financial and related risk management to the Audit Committee of the Board and delegation of risks associated with compensation policies and practices to the Compensation Committee of the Board.

4.	ORGANIZATION OF THE BOARD

4.1	The composition of the Board shall comply with applicable corporate and securities laws.

4.2	At least 50% of the directors shall be “independent” directors until the second fiscal year that commences after the Company’s initial listing on the NYSE American, and thereafter, at least a majority of the directors shall be “independent” directors. A director shall be considered independent if he or she meets the criteria for independence established by applicable laws and the rules of any stock exchange upon which the Company’s securities are listed, including National Instrument 58-101 – Disclosure of Corporate Governance Practices.

4.3	Each year the Board shall review the relationship that each member of the Board has with the Company in order to satisfy itself that the relevant independence criteria have been met.

4.4	The Board may:

(i)	appoint a chair of the Board (the “Chair”) and prescribe his or her powers and duties; and

(ii)	appoint a lead director of the Board (“Lead Director”) and prescribe his or her powers and duties.

4.5	If, and as long as, the Chair is not an independent director, the Board shall appoint, from among its independent members and upon recommendation by its independent members, a Lead Director to hold office until the earlier of: (i) the appointment of an independent Chair; and (ii) the appointment of his or her successor by the Board. A Lead Director shall, if required in accordance with the foregoing, be appointed annually.

4.6	The Board may appoint a day or days in any month or months for regular meetings of the Board at a place and hour to be named.

4.7	In the event of a change of the status or credentials underlying a Board member’s appointment to the Board, the member so affected should, on his or her own initiative, discuss the change with the Chair so that there is an opportunity for the Board to review the continued appropriateness of Board membership under his or her new circumstances. Each case will be dealt with on its own merits, but as a rule, a member of the Board is expected to tender his or her resignation if there is a change in his or her credentials and circumstances that result in his or her candidacy no longer meeting the requirements of Board membership.

4.8	Unless specified otherwise, the following procedural rules apply to committees of the Board:

(i)	the Board may appoint one or more committees of the Board, however designated, and delegate to any such committee any of the powers of the Board except those which pertain to items which, under Act, a committee of the Board has no authority to exercise. At a minimum, the Board will establish an Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, which shall be comprised of entirely independent directors;

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(ii)	the powers of a committee of the Board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of any such committee may be held at any place in or outside Canada;

(iii)	the Board may from time to time appoint such advisory bodies as it may deem advisable; and

(iv)	each committee and advisory body shall have the power to fix its quorum at not less than a majority of its members, to elect its chair, and to regulate its procedure.

4.9	The Board shall be composed of between three (3) and ten (10) directors, the number of directors within that range to be fixed by resolution of the Board from time to time. The size of the Board should enable its members to effectively and responsibly discharge their responsibilities to the Company.

4.10	Except as set out in the Bylaws of the Company, Board members shall be elected at the annual meeting of shareholders of the Company each year and shall serve until their successors are duly elected.

5.	POSITION DESCRIPTIONS

The Board will develop clear position descriptions for the Chair of the Board and any Lead Director. The Board, together with the Chief Executive Officer (“CEO”) will develop a clear position description for the CEO (including delineating management responsibilities) and will develop or approve the corporate goals and objectives that the CEO is responsible for meeting.

6.	MANAGEMENT OVERSIGHT

The Board will oversee Company’s management, including:

(i)	appointing, training and monitoring the CEO and other senior management;

(ii)	developing the CEO’s position description in accordance with Section 5;

(iii)	developing or approving the corporate goals and objectives of the CEO and of other senior management;

(iv)	determining (including through the Compensation Committee) the compensation of the CEO and of other senior management; and

(v)	assessing the performance of the CEO and other senior management, taking into consideration: (a) such person’s position description; (b) such person’s goals and objectives; (c) the Governance Principles, including the individual’s adherence to the Governance Principles; (d) the efforts made by such person to promote a culture of integrity at the Company; and (e) any strategic plan in accordance with Section 3 hereof.

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7.1	The Board shall have adequate resources to discharge its responsibilities. The Chair shall be empowered to engage advisors as may be appropriate from time to time to advise the Chair on the Board with respect to duties and responsibilities.

7.2	The Board members are expected to devote the time and attention to the Company’s business and affairs necessary to discharge their duties as members of the Board effectively, which include, but are not limited to, high attendance records at Board meetings and the review of any materials prepared in connection with such meetings. Each Board member is expected to be sufficiently knowledgeable of the business of the Company, including its financial statements and the risks it faces, to ensure active and effective participation in the deliberations of the Board and of each committee on which he or she serves. Subject to this requirement, the Board members shall not be subject to any restrictions with respect to their activities outside of their relationship with the Company, including their services as directors of other corporations or charitable organizations so long as such is in accordance with all of the Company’s other policies and charters and applicable laws.

7.3	The proceedings and deliberations of the Board and its committees are confidential. Each Board member will maintain the confidentiality of information received in connection with his or her service as a director.

7.4	The Board shall meet not less than four times per year.

7.5	Meetings of the Board will be called, scheduled and held in accordance with the Company’s constating documents, including its articles and by-laws, as well as under applicable corporate laws.

7.6	The meetings of the Board shall ordinarily include the CEO (if not a director) and shall periodically include other senior officers as may be appropriate and as may be desirable to enable the Board to become familiar with the Company’s management team and affairs.

7.7	The Chair shall act as, or appoint a secretary, who shall keep minutes of its meetings in which shall be recorded all actions taken by the Board. Such minutes shall be made available to the directors and shall be approved by the Board for entry in the records of the Company.

7.8	Each director is expected to be diligent in preparing for and attending meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a Board or committee meeting may participate by teleconference.

7.9	Members of the Board shall have the right, for the purposes of discharging their respective powers and responsibilities, to inspect the relevant records of the Company and its subsidiaries.

7.10	Members of the Board, subject to approval of the chair to the Company’s Nominating and Corporate Governance Committee or Compensation Committee, may retain separate counsel to deal with issues relating to their responsibilities as members of the Board.

7.11	The independent directors will meet separately after every regularly scheduled Board meeting without the non-independent members and members of management in attendance. At other non-regularly scheduled Board meetings, if there are any non-management directors who are not independent directors, the independent directors shall have the opportunity to meet at the conclusion of each meeting of the Board with only independent directors present. The independent directors may also hold other meetings at such times and with such frequency as the independent directors consider necessary.

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8.	DIRECTOR EDUCATION AND TRAINING

8.1	The Board will provide newly elected directors with an orientation program to educate them on the Company, their roles and responsibilities on the Board or Board committees, as well as the Company’s internal controls, financial reporting and accounting practices. In addition, directors will, from time to time, as required, receive:

(i)	training to increase their skills and abilities, as it relates to their duties and their responsibilities on the Board; and

(ii)	continuing education about the Company to maintain a current understanding of the Company’s business, including its operations, internal controls, financial reporting and accounting practices.

9.	ASSESSMENTS

9.1	The Board, the Committees and each director will perform an annual self-assessment on its, his or her contribution and effectiveness. The Board will consider its Mandate and any Committee will consider its charter, and any director will consider his or her position description, when performing a self-assessment.

9.2	The Board will assess, on at least an annual basis, any policy, procedure, guideline or standard, including this Mandate, created by the Board to manage or fulfill its roles, duties and responsibilities, to ensure that they remain current and relevant. The Board will ensure that each Committee shall perform the same assessment in relation to any Committee policy, procedure, guideline or standard.

10.	FINANCIAL REPORTING AND INTERNAL CONTROLS AND REGULATORY FILINGS

10.1	The Board shall review and monitor, with the assistance of the Audit Committee, the adequacy and effectiveness of the Company’s system of internal control over financial reporting, including any significant deficiencies or changes in internal control and the quality and integrity of the Company’s external financial reporting processes.

10.2	The Board shall approve applicable regulatory filings that require or are advisable for the Board to approve, which the Board may delegate in accordance with Section 4.8 of this mandate. These include, but are not limited to, the annual audited financial statements, interim financial statements and related management discussion and analysis accompanying such financial statements, management information circulars, annual information forms (including annual reports on Form 20-F), offering documents and other applicable disclosure.

11.	CORPORATE DISCLOSURES AND COMMUNICATIONS

11.1	The Board will seek to ensure that corporate disclosure of the Company complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which Company’s securities are listed. In addition, the Board shall adopt appropriate procedures designed to permit the Board to receive feedback from shareholders on material issues.

11.2	The Board will appoint an independent, non-executive director to be available to shareholders with concerns should shareholder communications with the Chair of the Board, the CEO or other executive officers fail to resolve the issue or such contact is inappropriate.

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12.	CORPORATE POLICIES

12.1	The Board shall adopt and periodically review policies and procedures designed to ensure that the Company and its Directors, officers and employees comply with all applicable laws, rules and regulations and conduct the Company’s business ethically and with honesty and integrity.

13.	WHISTLEBLOWER POLICY

13.1	The Board will, in conjunction with the Audit Committee, establish a whistleblower policy for the Company allowing Company employees, officers, directors and other stakeholders, including the public, to raise, anonymously or not, questions, complaints or concerns about the Company’s practices, including fraud, policy violations, any illegal or unethical conduct, and any Company accounting, auditing or internal control matters. The Board will ensure that any questions, complaints or concerns are adequately received, reviewed, investigated, documented and resolved.

14.	REVIEW OF MANDATE

14.1	The Board may, from time to time, permit departures from the terms of this Mandate, either prospectively or retrospectively.

14.2	This Mandate is not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, competitors, employees or other persons, or to any other liability whatsoever on their part.

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SCHEDULE “B”

AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE CHARTER

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Gold Royalty Corp. (the “Company”). The role of the Committee, subject to applicable laws and obligations imposed by the Company’s constating documents, is to:

(a)	provide independent and objective oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls;

(b)	review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies, including:

i.	helping directors meet their responsibilities;

ii.	facilitating better communication between directors and the external auditor;

iii.	enhancing the independence of the external auditor;

iv.	increasing the credibility and objectivity of financial reports; and

v.	strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor.

(c)	provide a platform for communication among the Company’s auditors, financial and senior management, the Committee and the Board.

While the Committee has the responsibilities and powers set forth in this Audit Committee Charter (the “Charter”), management is responsible for establishing and maintaining internal financial controls, procedures and processes, and the Committee is appointed by the Board to review and monitor them.

1.	COMMITTEE STRUCTURE

Membership

The Committee shall be comprised of at least three members of the Board, each of whom the Board shall determine is free from any relationship that could reasonably be expected to interfere with the exercise of his or her judgment as a member of the Committee and is otherwise “independent” as required under applicable securities rules and stock exchange rules, including within the meaning of National Instrument 52-110 – Audit Committees and as defined under Rule 10A-3 of the Securities Exchange Act of 1934 and Section 803 of the NYSE American Company Guide.

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Members of the Committee shall be appointed from time to time by the Board and may be removed from office or replaced at any time by the Board. Any member shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill any vacancy whenever necessary to maintain a Committee membership of at least three directors.

All members of the Committee must be “financially literate”; for the purposes of this Charter “financially literate” shall mean the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Additionally, at least one member of the Committee must be “financially sophisticated” (i.e., have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities, or otherwise qualifies as an audit committee financial expert under General Instruction B(8)(a)(1) of Form 40-F).

Procedures

The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair. Minutes of each Committee meeting shall be kept and made available to the Board.

No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.

The Committee will meet at least once each fiscal quarter, and as many times as is necessary to carry out its responsibilities. Any member of the Committee or the external auditor may call meetings.

The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the constating documents of the Company or otherwise determined by resolution of the Board.

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The Company shall provide the Committee with the resources necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.

The Committee shall have unrestricted access to the Company’s personnel and documents and shall be provided with the resources necessary to carry out its responsibilities and shall discuss with the CEO or CFO such records and other matters considered appropriate.

The Committee shall have the authority to seek any information it requires from employees – all of whom are directed to cooperate with the Committee’s requests.

At the invitation of the Chair, individuals who are not members of the Committee may attend any meeting of the Committee.

2.	OPERATION OF THE COMMITTEE

Responsibility for the Company’s financial reporting, accounting systems and internal controls is vested in the officers of the Company and is overseen by the Board.

The responsibility of the Committee is to assist the Board in fulfilling its oversight responsibilities. The Committee will have the following duties and responsibilities:

External Auditor

●	To recommend to the Board, for shareholder approval, an external auditor to examine the Company’s accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and to the Committee as representatives of the shareholders of the Company, with the external auditor reporting directly to the Committee.

●	To evaluate and recommend to the Board the compensation of the external auditor, which shall be approved by the Board.

●	To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit or financial review services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

●	To evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor.

●	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services.

●	To obtain and review, at least annually, a written report by the external auditor setting out the auditor’s internal quality-control procedures, any material issues raised by the auditor’s internal quality-control reviews and the steps taken to resolve those issues.

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●	To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company’s financial statements:

■	subject to the discretion of the Committee, no member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

■	subject to the discretion of the Committee, no former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual’s association with the external auditor;

■	the CEO must approve all officer hires from the external auditor; and

■	the CEO must report annually to the Committee on any hires within these guidelines during the preceding year.

●	To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor, including receipt from the external auditor of a formal written statement delineating all relationships between the Company and the external auditor, consistent with The Public Company Accounting Oversight Board Rule 3526, as applicable.

●	To review and discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors.

●	To take, or recommend that the Board take, any other appropriate action to oversee the independence of the external auditor.

●	To provide the opportunity for open communication between the Company, the external auditor and the Board.

●	To review and assist in the resolution of any significant disagreement between management and the external auditors in connection with the preparation of the financial statements and financial reporting generally.

●	To discuss the planning of the audit with the external auditor including:

■	the general approach taken in conducting the audit including any areas of particular concern or interest to the Committee or management and any extensions to the audit scope requested by the Committee or management;

■	areas of the financial statements identified as having a high risk of material misstatement and the auditor’s response thereto;

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■	the materiality and audit risk level on which the audit is based;

■	the extent of audit work related to internal controls;

■	the planned reliance on the work of other auditors, how the expectations shall be communicated to the other auditors and how their findings shall be communicated to the Committee; and

■	the timing and estimated fees of the audit.

Financial Information and Reporting

●	To review the financial statements and related notes of the Company before their submission to the Board, including the annual and interim financial statements, auditors’ opinion, management letters, management’s discussion and analysis of operations and financial press releases for the purpose of recommending approval by the Board prior to its release. Meet with the external auditor, with and without management present, to review the financial statements and the results of their audit, including:

■	assessing the risk that the financial statements contain material misstatements;

■	assessing the accounting principles used and their application, as well as being aware of new and developing accounting standards that may affect the Company;

■	assessing the significant estimates made by management; and

■	assessing the disclosures in the financial statements.

●	Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles, practices and internal controls as applied in its financial reporting.

●	To review the quality and not just the acceptability of the Company’s financial reporting and accounting standards and principles and any proposed material changes to them or their application.

●	To disclose annually in the Company’s Annual Information Form (and by cross-reference, in the Management Information Circular) information on the carrying out of its responsibilities under this Charter and on other matters as required by applicable securities regulatory authorities.

Oversight

●	To review and provide appropriate oversight of any related party or conflicted transactions, whether actual or perceived.

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●	To review the internal audit staff functions, including:

■	the purpose, authority and organizational reporting lines; and

■	the annual audit plan, budget and staffing.

●	To review, with the CEO and the CFO and others, as appropriate, the Company’s internal system of audit controls and the results of internal audits.

●	To review and monitor the Company’s major financial risks and risk management policies, the effectiveness and efficiency of such policies, and the steps taken by management to mitigate those risks.

●	To review the Company’s disclosure controls and procedures and internal control over financial reporting (the “Controls”), and consider whether the Controls:

■	provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, if any, is made known to the Company’s CEO and CFO, particularly during the period in which the Company’s annual filings are being prepared; and

■	provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards (IFRS).

●	To meet at least annually with management (including the CEO and CFO), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.

●	In connection with the annual audit, to review material written matters between the external auditor and management, such as management letters, schedules of unadjusted differences and analyses of alternative assumptions, estimates or generally accepted accounting methods.

●	In connection with its review of the annual audited financial statements and interim financial statements, to review the process for the CEO and CFO certifications (if required by law or regulation) with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.

Other Responsibilities

●	To review with management the Company’s financial fraud risk assessment, including an annual review of the top fraud risks identified by management, and the policies and practices adopted by the Company to mitigate those risks.

●	To establish procedures for:

■	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

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■	the confidential anonymous submission by employees of the Company of concerns regarding potential fraud or questionable accounting or auditing matters, as may be set out in the Company’s Whistleblower Policy; and

■	a periodic review of such procedures and any significant complaints received with management and the internal auditors.

3.	REPORTS

The Committee shall produce the following reports and provide them to the Board:

(a)	an annual performance evaluation of the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate and in consideration of this Charter. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report; and

(b)	a summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

4.	REVIEW OF CHARTER, AMENDMENT, MODIFICATION AND WAIVER

The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Board.

This Charter may be amended or modified by the Board, subject to disclosure and other policies and guidelines of relevant securities regulators and applicable securities laws and stock exchange rules.

Approved by the Board of Directors: March 8, 2021

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